UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K


13001455

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-49850

BIG 5 SPORTING GOODS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**95-4388794**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2525 East El Segundo Boulevard El Segundo, California	**90245**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(310) 536-0611

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on which Registered:
Common Stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 on Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or in any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was $103,133,422 as of July 1, 2012 (the last business day of the registrant's most recently completed second fiscal quarter) based upon the closing price of the registrant's common stock on the NASDAQ Stock Market LLC reported for July 1, 2012. Shares of common stock held by each executive officer and director and by each person who, as of such date, may be deemed to have beneficially owned more than 5% of the outstanding voting stock have been excluded in that such persons may be deemed to be affiliates of the registrant under certain circumstances. This determination of affiliate status is not necessarily a conclusive determination of affiliate status for any other purpose.

The registrant had 21,774,448 shares of common stock outstanding at February 22, 2013.

Documents Incorporated by Reference

Part III of this Form 10-K incorporates by reference certain information from the registrant's 2013 definitive proxy statement (the "Proxy Statement") to be filed with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year.

TABLE OF CONTENTS

	Page
PART I	
ITEM 1. BUSINESS	2
ITEM 1A. RISK FACTORS	8
ITEM 1B. UNRESOLVED STAFF COMMENTS	18
ITEM 2. PROPERTIES	18
ITEM 3. LEGAL PROCEEDINGS	20
ITEM 4. MINE SAFETY DISCLOSURES	20
PART II	
ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	21
ITEM 6. SELECTED FINANCIAL DATA	23
ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	39
ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	39
ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	39
ITEM 9A. CONTROLS AND PROCEDURES	40
ITEM 9B. OTHER INFORMATION	42
PART III	
ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	43
ITEM 11. EXECUTIVE COMPENSATION	43
ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	43
ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	43
ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES	43
PART IV	
ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES	44
SIGNATURES	45
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1
EXHIBIT INDEX	E-1

Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, our financial condition, our results of operations, our growth strategy and the business of our company generally. In some cases, you can identify such statements by terminology such as "may", "could", "project", "estimate", "potential", "continue", "should", "expects", "plans", "anticipates", "believes", "intends" or other such terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, continued or worsening weakness in the consumer spending environment and the U.S. financial and credit markets, fluctuations in consumer holiday spending patterns, breach of data security or other unauthorized disclosure of sensitive personal or confidential information, the competitive environment in the sporting goods industry in general and in our specific market areas, inflation, product availability and growth opportunities, changes in the current market for (or regulation of) firearms, ammunition and certain related accessories, seasonal fluctuations, weather conditions, changes in cost of goods, operating expense fluctuations, litigation risks, disruption in product flow, changes in interest rates, credit availability, higher costs associated with sources of credit resulting from uncertainty in financial markets and economic conditions in general. Those and other risks and uncertainties are more fully described in Part I, Item 1A, *Risk Factors*, in this report. We caution that the risk factors set forth in this report are not exclusive. In addition, we conduct our business in a highly competitive and rapidly changing environment. Accordingly, new risk factors may arise. It is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. We undertake no obligation to revise or update any forward-looking statement that may be made from time to time by us or on our behalf.

PART I

ITEM 1. BUSINESS

General

Big 5 Sporting Goods Corporation ("we", "our", "us" or the "Company") is a leading sporting goods retailer in the western United States, operating 414 stores in 12 states under the "Big 5 Sporting Goods" name as of December 30, 2012. We provide a full-line product offering in a traditional sporting goods store format that averages approximately 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and roller sports.

We believe that over our 58-year history we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise. Our stores carry a wide range of products at competitive prices from well-known brand name manufacturers, including adidas, Coleman, Easton, New Balance, Nike, Reebok, Spalding, Under Armour and Wilson. We also offer brand name merchandise produced exclusively for us, private label merchandise and specials on quality items we purchase through opportunistic buys of vendor over-stock and close-out merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers, direct mailers and Internet and email marketing designed to generate customer traffic, drive net sales and build brand awareness. We also maintain social media sites to enhance distribution capabilities for our promotional offers and to enable communication with our customers.

Robert W. Miller co-founded our company in 1955 with the establishment of five retail locations in California. We sold World War II surplus items until 1963, when we began focusing exclusively on sporting goods and changed our trade name to "Big 5 Sporting Goods." In 1971, we were acquired by Thrifty Corporation, which was subsequently purchased by Pacific Enterprises. In 1992, management bought our company in conjunction with Green Equity Investors, L.P., an affiliate of Leonard Green & Partners, L.P. In 1997, Robert W. Miller, Steven G. Miller and Green Equity Investors, L.P. recapitalized our company so that the majority of our common stock would be owned by our management and employees.

In 2002, we completed an initial public offering of our common stock and used the proceeds from that offering, together with credit facility borrowings, to repurchase outstanding high-yield debt and preferred stock, fund management bonuses and repurchase common stock from non-executive employees.

Our accumulated management experience and expertise in sporting goods merchandising, advertising, operations and store development have enabled us to historically generate profitable growth. We believe our historical success can be attributed to a value-based and execution-driven operating philosophy, a controlled growth strategy and a proven business model. Additional information regarding our management experience is available in Item 1, *Business*, under the sub-heading "Management Experience", of this Annual Report on Form 10-K. In fiscal 2012, we generated net sales of $940.5 million, operating income of $26.0 million, net income of $14.9 million and diluted earnings per share of $0.69.

We are a holding company incorporated in Delaware on October 31, 1997. We conduct our business through Big 5 Corp., a wholly owned subsidiary incorporated in Delaware on October 27, 1997. We conduct our gift card operations through Big 5 Services Corp., a wholly owned subsidiary of Big 5 Corp. incorporated in Virginia on December 19, 2003.

Our corporate headquarters are located at 2525 East El Segundo Boulevard, El Segundo, California 90245. Our Internet address is www.big5sportinggoods.com. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments, if any, to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, are available on our website, free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission ("SEC").

Expansion and Store Development

Throughout our operating history, we have sought to expand our business with the addition of new stores through a disciplined strategy of controlled growth. Our expansion within the western United States has been systematic and designed to capitalize on our name recognition, economical store format and economies of scale related to distribution and advertising. Over the past five fiscal years, we have opened 64 stores, an average of approximately 13 new stores annually, of which 41% were in California. Uncertainty resulting from the economic recession slowed our store expansion efforts in fiscal 2009, but we have since resumed our expansion program. The following table illustrates the results of our expansion program during the periods indicated:

Year	California	Other Markets	Total	Stores Relocated	Stores Closed	Number of Stores at Period End
2008	7	12	19	(1)	–	381
2009	1	2	3	–	–	384
2010	7	8	15	(1)	–	398
2011	7	6	13	(5)	–	406
2012	4	10	14	(2)	(4)	414

Our store format enables us to have substantial flexibility regarding new store locations. We have successfully operated stores in major metropolitan areas and in areas with as few as 40,000 people. Our 11,000 average square foot store format differentiates us from superstores that typically average over 35,000 square feet, require larger target markets, are more expensive to operate and require higher net sales per store for profitability.

New store openings normally represent attractive investment opportunities due to the relatively low investment required and the relatively short time necessary before our stores typically become profitable. Our store format typically requires investments of approximately $0.4 million in fixtures, equipment and leasehold improvements, net of landlord allowances, and approximately $0.2 million in net working capital with limited pre-opening and real estate expense related to leased locations that are built to our specifications. We seek to maximize new store performance by staffing new store management with experienced personnel from our existing stores.

Our in-house store development personnel analyze new store locations with the assistance of real estate firms that specialize in retail properties. We seek expansion opportunities to further penetrate our established markets, develop recently entered markets and expand into new, contiguous markets with attractive demographic, competitive and economic profiles.

Management Experience

We believe the experience and tenure of our professional staff in the retail industry gives us a competitive advantage. The table below indicates the tenure of our professional staff in some of our key functional areas as of December 30, 2012:

	Number of Employees	Average Number of Years With Us
Senior Management	7	28
Vice Presidents	8	23
Buyers	23	16
Store District / Regional Supervisors	46	21
Store Managers	414	11

Merchandising

We target the competitive and recreational sporting goods customer with a full-line product offering at a wide variety of price points. We offer a product mix that includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and roller sports. We believe we offer consistent value to consumers by offering a distinctive merchandise mix that includes a combination of well-known brand name merchandise, merchandise produced exclusively for us under a manufacturer's brand name, private label merchandise and specials on quality items we purchase through opportunistic buys of vendor over-stock and close-out merchandise.

Through our 58 years of experience across different demographic, economic and competitive markets, we have refined our merchandising strategy in an effort to offer a selection of products that meets customer demand. Specifically, during fiscal 2012 we were actively involved in strategically refining our merchandise and marketing strategies in order to better align our product mix and promotional efforts with today's consumer. We have not made wholesale changes to our model, but rather have adjusted the model in an effort to broaden both our product offering and customer base. We have selectively downsized certain underperforming product categories, and have expanded our assortment of branded products and introduced new products, some at higher price points, in an effort to better appeal to those consumers who might be in a position to engage in more discretionary spending in this economic environment.

The following table illustrates our mix of soft goods, which are non-durable items such as shirts and shoes, and hard goods, which are durable items such as exercise equipment and baseball gloves, as a percentage of net sales:

	Fiscal Year				
	2012	2011	2010	2009	2008
Soft goods					
Athletic and sport apparel	16.3%	16.1%	16.1%	16.3%	17.3%
Athletic and sport footwear	28.9	29.2	29.0	29.1	29.2
Total soft goods	45.2	45.3	45.1	45.4	46.5
Hard goods	54.8	54.7	54.9	54.6	53.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%

We purchase our popular branded merchandise from an extensive list of major sporting goods equipment, athletic footwear and apparel manufacturers. Below is a selection of some of the brands we carry:

adidas	Crosman	Heelys	Lifetime	Razor	Skechers
Asics	Dickies	Hillerich & Bradsby	Mizuno	Reebok	Spalding
Bearpaw	Easton	Icon (Proform)	Mossberg	Remington	Speedo
Bushnell	Everlast	Impex	Mueller Sports Medicine	Rollerblade	Timex
Carhart	Fila	JanSport	New Balance	Russell Athletic	Titleist
Coleman	Footjoy	K2	Nike	Saucony	Under Armour
Crocs	Head	K-Swiss	Rawlings	Shimano	Wilson

We believe we enjoy significant advantages in making opportunistic buys of vendor over-stock and close-out merchandise because of our strong vendor relationships, purchasing volume and rapid decision-making process. Vendor over-stock and close-out merchandise typically represent approximately 5% of our net sales. Our strong vendor relationships and purchasing volume also enable us to purchase merchandise produced exclusively for us under a manufacturer's brand name which allows us to differentiate our product selection from competition, obtain volume pricing discounts from vendors and offer unique value to our customers. Our weekly advertising highlights our opportunistic buys together with merchandise produced exclusively for us in order to reinforce our reputation as a retailer that offers attractive values to our customers.

We also offer a variety of private label merchandise to complement our branded product offerings, which represents approximately 3% of our net sales. Our sale of private label merchandise enables us to provide our customers with a broader selection of quality merchandise at a wider range of price points and allows us the opportunity to achieve higher margins than on sales of comparable name brand products. Our private label items include shoes, apparel, binoculars, camping equipment, fishing supplies and snowsport equipment. Private label merchandise is sold under trademarks owned by us or licensed by us from third parties. Our owned trademarks include Court Casuals, Golden Bear, Harsh, Pacifica, Rugged Exposure and Triple Nickel, all of which are registered as federal trademarks. The renewal dates for these trademark registrations range from 2013 to 2019. Our licensed trademarks include Avet, Body Glove, GoFit, Hi-Tec, Maui & Sons, Morrow and The Realm. We are currently in the process of renewing three of our trademark licenses. The remaining license agreements renew automatically. We intend to renew these trademark registrations and license agreements if we are still using the trademarks in commerce and they continue to provide value to us at the time of renewal.

Seasonality influences our buying patterns and we purchase merchandise for seasonal activities in advance of a season. We tailor our merchandise selection on a store-by-store basis in an effort to satisfy each region's specific needs and seasonal buying habits. In the fourth fiscal quarter we normally experience higher inventory purchase volumes in anticipation of the winter and holiday selling season.

Our buyers, who average 16 years of experience with us, work closely with senior management to determine and enhance product selection, promotion and pricing of our merchandise mix. Management utilizes integrated merchandising, business intelligence analytics, distribution, point-of-sale and financial information systems to continuously refine our merchandise mix, pricing strategy, advertising effectiveness and inventory levels to best serve the needs of our customers.

Advertising and Marketing

Through years of targeted advertising, we have solidified our reputation for offering quality products at attractive prices. We have advertised almost exclusively through weekly print advertisements since 1955. We typically utilize four-page color advertisements to highlight promotions across our merchandise categories. We believe our print advertising, which includes an average weekly distribution of approximately 18 million newspaper inserts or mailers, consistently reaches more households in our established markets than that of our full-line sporting goods competitors. For non-subscribers of newspapers, we provide our print advertisements through carrier delivery and direct mail. The consistency and reach of our print advertising programs drive sales and create high customer awareness of the name "Big 5 Sporting Goods."

We use our own professional in-house advertising staff to generate our advertisements, including design, layout, production and media management. Our in-house advertising department provides management with the flexibility to react quickly to merchandise trends and to maximize the effectiveness of our weekly inserts and mailers. We are able to effectively target different population zones for our advertising expenditures. We place inserts in over 225 newspapers throughout our markets, supplemented in many areas by mailer distributions to create market saturation.

Though print advertising is the core of our promotional advertising, we also promote our products through digital marketing programs that include e-mail marketing (the "E-Team"), search engine marketing, social media including Facebook and Twitter, mobile programs and other website initiatives.

Our digital promotional strategy is designed to provide additional opportunities to connect with potential customers and enable us to promote the Big 5 brand. Our e-mail marketing program invites our customers to subscribe to our E-Team for weekly advertisements, special deals and product information disseminated on a regular basis. We use search engine marketing methods as a means to reach those customers searching the Internet to gather information about our products. Within our social media program, our customers have the opportunity to engage in conversations with other sports-minded people and receive exclusive information about new products and unique weekly offers. All of these marketing methods are intended to simplify the shopping experience for our customers and further demonstrate our commitment to provide great brands at great values.

We recently expanded our website to feature a broader representation of our product assortment. The enhanced website provides increased store inventory visibility to our customers, and enables them to determine if items featured on our website are in-stock in one or more of our store locations. This enhancement of our website was an important step in the development of the E-commerce platform we are currently planning, which would enable us to generate on-line sales.

We have developed a strong cause marketing platform through our 12-year support of the March of Dimes annual fundraising campaign and other charities. We also build brand awareness by providing sponsorship support of established, high profile events that benefit our customers' active lifestyles, such as the "LA Marathon" in Los Angeles, California, and the "Duke City Marathon" in Albuquerque, New Mexico, for which we are a title sponsor.

We offer a loyalty program that provides youth-league organizations the ability to earn cash rebates and team discounts through their supporters' purchases at our stores.

Vendor Relationships

We have developed strong vendor relationships over the past 58 years. We currently purchase merchandise from approximately 800 vendors. In fiscal 2012, only one vendor represented greater than 5% of total purchases, at 9.0%. We believe current relationships with our vendors are good. We benefit from the long-term working relationships with vendors that our senior management and our buyers have carefully nurtured throughout our history.

Management Information Systems

We have fully integrated management information systems that report aggregated sales information throughout the day, support merchandise management, inventory receiving and distribution functions and provide pertinent information for financial reporting, as well as robust business intelligence and retail analytics tools. The management information systems also include networks that connect all system users to the main host system, electronic mail and other related enterprise applications. The main host system and our stores' point-of-sale registers are linked by a network that provides managed DSL primary communications with satellite backup for purchasing card (i.e., credit and debit card) authorization and processing, as well as daily polling of sales and merchandise movement at the store level. This wide area network also provides stable communications for the stores to access valuable tools for collaboration, training, workforce management and corporate communications. We believe our management information systems are effectively supporting our current operations and provide a foundation for future growth.

Distribution

We operate a distribution center located in Riverside, California, that services all of our stores. The facility has approximately 953,000 square feet of storage and office space. The distribution center warehouse management system is fully integrated with our management information systems and provides comprehensive warehousing and distribution capabilities. We distribute merchandise from our distribution center to our stores at least once per week, using our fleet of leased tractors, as well as contract carriers. Our lease for the distribution center is scheduled to expire on August 31, 2015, and includes three additional five-year renewal options.

In the second quarter of fiscal 2011, we opened a small distribution hub in Oregon to help mitigate fuel costs. This approximately 12,000 square-foot facility enables us to ship full trailers of product from our Riverside distribution center to the Pacific Northwest, where we separate products for regional delivery. This distribution point has greatly reduced the number of transportation miles logged to distribute our product to the Pacific Northwest. Our lease for the Oregon hub is scheduled to expire on January 31, 2019, and includes four additional five-year renewal options.

Industry and Competition

The retail market for sporting goods is highly competitive. In general, competition tends to fall into the following five basic categories:

Sporting Goods Superstores. Stores in this category typically are larger than 35,000 square feet and tend to be free-standing locations. These stores emphasize high volume sales and a large number of stock-keeping units. Examples include Academy Sports & Outdoors, Dick's Sporting Goods, The Sports Authority and Sport Chalet.

Traditional Sporting Goods Stores. This category consists of traditional sporting goods chains, including us. These stores range in size from 5,000 to 20,000 square feet and are frequently located in regional malls and multi-store shopping centers. The traditional chains typically carry a varied assortment of merchandise and attempt to position themselves as convenient neighborhood stores. Sporting goods retailers operating stores within this category include Hibbett Sports and Modell's.

Specialty Sporting Goods Stores. Specialty sporting goods retailers are stores that typically carry a wide assortment of one specific product category, such as athletic shoes, golf, or outdoor equipment. Examples of these retailers include Bass Pro Shops, Cabela's, Foot Locker, Gander Mountain, Golfsmith and REI. This category also includes pro shops that often are single-store operations.

Mass Merchandisers. This category includes discount retailers such as Kmart, Target and Wal-Mart and department stores such as JC Penney, Kohl's and Sears. These stores range in size from 50,000 to 200,000 square feet and are primarily located in regional malls, shopping centers or on free-standing sites. Sporting goods merchandise and apparel represent a small portion of the total merchandise in these stores and the selection is often more limited than in other sporting goods retailers.

Catalog and Internet-based Retailers. This category consists of numerous retailers that sell a broad array of new and used sporting goods products via catalogs or the Internet. The types of retailers mentioned above may also sell their products through the Internet. The Internet has been a rapidly growing sales channel, particularly with younger consumers, and an increasing source of competition in the retail industry.

In competing with the retailers discussed above, we focus on what we believe are the primary factors of competition in the sporting goods retail industry, including experienced and knowledgeable personnel; customer service; breadth, depth, price and quality of merchandise offered; advertising; purchasing and pricing policies; effective sales techniques; direct involvement of senior officers in monitoring store operations; management information systems and store location and format.

Employees

As of December 30, 2012, we had over 9,000 active full and part-time employees. The General Teamsters, Aerospace and Allied Employees, Warehousemen, Drivers, Construction, Rock and Sand; Airline Employees, Local Union No. 986, affiliated with the International Brotherhood of Teamsters ("Local 986") represents approximately 450 hourly employees in our distribution center and select stores. In October 2012, we negotiated a five-year contract with Local 986 for our distribution center bargaining unit employees, and in November 2012, we negotiated a five-year contract with Local 986 for our store bargaining unit employees. Both contracts were retroactive to September 1, 2012 and expire on August 31, 2017. We have not had a strike or work stoppage in over 30 years, although such a disruption could have a significant negative impact on our business operations and financial results. We believe we provide working conditions and wages that are comparable to those offered by other retailers in the sporting goods industry and that employee relations are good.

Employee Training

We have developed a comprehensive training program that is tailored for each store position. All new employees are given an orientation and reference materials that stress excellence in customer service and selling skills. All full-time store employees, including salespeople, cashiers and management trainees, receive additional training specific to their job responsibilities. Our tiered curriculum includes seminars, individual instruction and performance evaluations designed to promote employee development. The manager trainee program includes classroom style, self-directed and one-on-one training designed to teach key operational responsibilities such as product merchandising strategy, loss prevention and inventory control. Moreover, each manager trainee must receive, or complete, a progressive series of outlines and evaluations in order to be considered for the next successive level of advancement. Ongoing store management training includes advanced merchandising, delegation, personnel management, scheduling, payroll control, harassment prevention and loss prevention. We also provide unique opportunities for our employees to gain first-hand knowledge about our products through periodic "hands-on" training and seminars, and we have implemented a learning management system that provides us with the ability to manage and monitor employee training on-line.

Description of Service Marks and Trademarks

We use the "Big 5" and "Big 5 Sporting Goods" names as service marks in connection with our business operations and have registered these names as federal service marks. The renewal dates for these service mark registrations are in 2015 and 2013, respectively. We have also registered the names Court Casuals, Golden Bear, Harsh, Pacifica, Rugged Exposure and Triple Nickel as federal trademarks under which we sell a variety of merchandise. The renewal dates for these trademark registrations range from 2013 to 2019. We intend to renew these service mark and trademark registrations if we are still using the marks in commerce and they continue to provide value to us at the time of renewal.

ITEM 1A. RISK FACTORS

An investment in the Company entails risks and uncertainties including the following. You should carefully consider these risk factors when evaluating any investment in the Company. Any of these risks and uncertainties could cause our actual results to differ materially from the results contemplated by the forward-looking statements set forth herein, and could otherwise have a significant adverse impact on our business, prospects, financial condition or results of operations or on the price of our common stock.

Risks Related to Our Business and Industry

Disruptions in the overall economy and the financial markets may adversely impact our business and results of operations, as well as our lenders.

The retail industry can be greatly affected by macroeconomic factors, including changes in national, regional and local economic conditions, as well as consumers' perceptions of such economic factors. In general, sales represent discretionary spending by our customers. Discretionary spending is affected by many factors, including general business conditions, interest rates, inflation, consumer debt levels, the availability of consumer credit, currency exchange rates, taxation, gasoline prices, income, unemployment trends, home values and other matters that influence consumer confidence and spending, among others. Many of these factors are outside of our control. We have experienced and may continue to experience increased inflationary pressure on our product costs. Our customers' purchases of discretionary items, including our products, generally decline during periods when disposable income is lower, when prices increase in response to rising costs, or in periods of actual or perceived unfavorable economic conditions.

As discussed in this and prior reports, the consumer environment has been particularly challenging over the last few years. The economic recession has deteriorated the consumer spending environment and reduced consumer income, liquidity, credit and confidence in the economy, and has resulted in substantial reductions in consumer spending. Continued weakness or further deterioration of the consumer spending environment would be harmful to our financial position and results of operations, could adversely affect our ability to comply with covenants under our credit facility and, as a result, may negatively impact our ability to continue payment of our quarterly dividend, to repurchase our stock and to open additional stores in the manner that we have in the past. Government responses to the disruptions in the financial markets may not restore consumer confidence, stabilize such markets or increase liquidity and the availability of credit to consumers and businesses.

Worldwide capital and credit markets experienced nearly unprecedented volatility and disruption beginning in fiscal 2007, which has impacted the ability of several financial institutions to meet their obligations. Entering 2013, the financial condition of European countries and financial institutions continues to appear unstable, which could impact consumer demand and credit markets in the United States. Based on information available to us, all of the lenders under our revolving credit facility are currently able to fulfill their commitments thereunder. However, circumstances could arise that may impact their ability to fund their obligations in the future. Although we believe the commitments from our lenders under the revolving credit facility, together with our cash and cash equivalents on hand and anticipated operating cash flows, should be sufficient to meet our near-term borrowing requirements, if Wells Fargo Bank, National Association, our principal lender, or any other lender, is for any reason unable to perform its lending or administrative commitments under the facility, then disruptions to our business could result and may require us to replace this facility with a new facility or to raise capital from alternative sources on less favorable terms, including higher rates of interest.

Intense competition in the sporting goods industry could limit our growth and reduce our profitability.

The retail market for sporting goods is highly fragmented and intensely competitive. We compete directly or indirectly with the following categories of companies:

- sporting goods superstores, such as Academy Sports & Outdoors, Dick's Sporting Goods, The Sports Authority and Sport Chalet;
- traditional sporting goods stores and chains, such as Hibbett Sports and Modell's;
- specialty sporting goods shops and pro shops, such as Bass Pro Shops, Cabela's, Foot Locker, Gander Mountain, Golfsmith and REI;
- mass merchandisers, discount stores and department stores, such as JC Penney, Kmart, Kohl's, Sears, Target and Wal-Mart; and
- catalog and Internet-based retailers, such as Amazon.com, and mass merchandisers and other sporting goods stores that also have substantial Internet sales operations.

Some of our competitors have a larger number of stores and greater financial, distribution, marketing and other resources than we have. If our competitors reduce their prices, it may be difficult for us to reach our net sales goals without reducing our prices, which could impact our margins. As a result of this competition, we may also need to spend more on advertising and promotion than we anticipate. We currently do not sell our products over the Internet, which has been a rapidly growing sales channel, particularly with younger consumers, and an increasing source of competition in the retail industry. Although we are developing plans to commence sales over the Internet, we have no assurance that these efforts will prove profitable, whether due to product preferences of on-line buyers, ability to compete with other (often more established) on-line retailers, or for other reasons. If we are unable to compete successfully, our operating results will suffer.

If we fail to anticipate changes in consumer preferences, we may experience lower net sales, higher inventory, higher inventory markdowns and lower margins.

Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty. These preferences are also subject to change. Our success depends upon our ability to anticipate and respond in a timely manner to trends in sporting goods merchandise and consumers' participation in sports. If we fail to identify and respond to these changes, our net sales may decline. In addition, because we often make commitments to purchase products from our vendors up to six months in advance of the proposed delivery, if we misjudge the market for our merchandise, we may over-stock unpopular products and be forced to take inventory markdowns that could have a negative impact on profitability.

Our quarterly net sales and operating results, reported and expected, can fluctuate substantially, which may adversely affect the market price of our common stock.

Our net and same store sales and results of operations, reported and expected, have fluctuated in the past and will vary from quarter to quarter in the future. These fluctuations may adversely affect our financial condition and the market price of our common stock. A number of factors, many of which are outside our control, have historically caused and will continue to cause variations in our quarterly net and same store sales and operating results, including changes in consumer demand for our products, competition in our markets, inflation, changes in pricing or other actions taken by our competitors, weather conditions in our markets, natural disasters, litigation, political events, government regulation, changes in accounting standards, changes in management's accounting estimates or assumptions and economic conditions, including those specific to our western markets.

Increased costs or declines in the effectiveness of print advertising, or a reduction in publishers of print advertising, could cause our operating results to suffer.

Our business relies heavily on print advertising. We utilize print advertising programs that include newspaper inserts, direct mailers and courier-delivered inserts in order to effectively deliver our message to our targeted markets. Newspaper circulation and readership has been declining, which could limit the number of people who receive or read our advertisements. Additionally, declining newspaper demand and the weak macroeconomic environment are adversely impacting newspaper publishers and could jeopardize their ability to operate, which could restrict our ability to advertise in the manner we have in the past. If we are unable to develop other effective strategies to reach potential customers within our desired markets, awareness of our stores, products and promotions could decline and our net sales could suffer. In addition, an increase in the cost of print advertising, paper or postal or other delivery fees could increase the cost of our advertising and adversely affect our operating results.

Because our stores are concentrated in the western United States, we are subject to regional risks.

Our stores are located in the western United States. Because of this, we are subject to regional risks, such as the economy, including downturns in the housing market, state financial conditions, unemployment and gas prices. Other regional risks include adverse weather conditions, power outages, earthquakes and other natural disasters specific to the states in which we operate. For example, particularly in southern California where we have a high concentration of stores, seasonal factors such as unfavorable snow conditions, inclement weather or other localized conditions such as flooding, fires, earthquakes or electricity blackouts could harm our operations. State and local regulatory compliance also can impact our financial results. Economic downturns or other adverse regional events could have an adverse impact upon our net sales and profitability and our ability to open additional stores in the manner that we have in the past.

A significant amount of our sales is impacted by seasonal weather conditions in our markets.

Because many of the products we sell are used for seasonal outdoor sporting activities, our business is significantly impacted by unseasonable weather conditions in our markets. For example, our winter sports and apparel sales are dependent on cold winter weather and snowfall in our markets, and can be negatively impacted by unseasonably warm weather in our markets. In that regard, unseasonably warm and dry weather during the 2011 holiday period and first quarter of fiscal 2012 had a substantial negative impact on our sales for those periods. Conversely, sales of our spring products and summer products, such as baseball gear and camping and water sports equipment, can be adversely impacted by unseasonably cold or wet weather in those periods. Accordingly, our sales results and financial condition will typically suffer when weather patterns don't conform to seasonal norms.

Our business is subject to seasonal fluctuations, and unanticipated changes in our customers' seasonal buying patterns can impact our business.

We experience seasonal fluctuations in our net sales and operating results. In the fourth fiscal quarter, which includes the holiday selling season, we normally experience higher inventory purchase volumes and increased expense for staffing and advertising. Seasonality influences our buying patterns which directly impacts our merchandise and accounts payable levels and cash flows. We purchase merchandise for seasonal activities in advance of a season. If we miscalculate the demand for our products generally or for our product mix during the fourth fiscal quarter, our net sales can decline, which can harm our financial performance. A shortfall from expected fourth fiscal quarter net sales can negatively impact our annual operating results, as occurred in fiscal 2011.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience and efforts of Steven G. Miller, our Chairman, President and Chief Executive Officer, and other key personnel with longstanding tenure who are not obligated to stay with us. The loss of the services of any of these individuals for any reason could harm our business and operations. In addition, as our business grows, we will need to attract and retain additional qualified personnel in a timely manner and develop, train and manage an increasing number of management-level sales associates and other employees. Competition for qualified employees could require us to pay higher wages and benefits to attract a sufficient number of qualified employees, and increases in the minimum wage or other employee benefit costs could increase our operating expense. If we are unable to attract and retain personnel as needed in the future, our net sales growth and operating results may suffer.

All of our stores rely on a single distribution center. Any disruption or other operational difficulties at this distribution center could reduce our net sales or increase our operating costs.

We rely on a single distribution center located in Riverside, California to service our business. Any natural disaster or other serious disruption to the distribution center due to fire, earthquake or any other cause could damage a significant portion of our inventory and could materially impair both our ability to adequately stock our stores and our net sales and profitability. If the security measures used at our distribution center do not prevent inventory theft, our gross margin may significantly decrease. Our distribution center is staffed in part by employees represented by the General Teamsters, Aerospace and Allied Employees, Warehousemen, Drivers, Construction, Rock and Sand; Airline Employees, Local Union No. 986, affiliated with the International Brotherhood of Teamsters, Local Union No. 986 ("Local 986"). We have not had a strike or work stoppage in over 30 years, although such a disruption could have a significant negative impact on our business operations and financial results. Further, in the event that we are unable to grow our net sales sufficiently to allow us to leverage the costs of this distribution center in the manner we anticipate, our financial results could be negatively impacted.

If we are unable to successfully implement our controlled growth strategy or manage our growing business, our future operating results could suffer.

One of our strategies includes opening profitable stores in new and existing markets. As a result, at the end of fiscal 2012 we operated approximately 14% more stores than we did at the end of fiscal 2007. In response to the economic recession, we slowed our store expansion program substantially in fiscal 2009, and resumed our expansion efforts in fiscal 2010, 2011 and 2012 in anticipation of an improved economic environment.

Our ability to successfully implement and capitalize on our growth strategy could be negatively affected by various factors including:

- we may again slow our expansion efforts, or close underperforming stores, as a result of challenging conditions in the retail industry and the economic recession overall;
- we may not be able to find suitable sites available for leasing;
- we may not be able to negotiate acceptable lease terms;
- we may not be able to hire and retain qualified store personnel; and
- we may not have the financial resources necessary to fund our expansion plans.

In addition, our expansion in new and existing markets may present competitive, merchandising, marketing and distribution challenges that differ from our current challenges. These potential new challenges include competition among our stores, added strain on our distribution center, additional information to be processed by our management information systems, diversion of management attention from ongoing operations and challenges associated with managing a substantially larger enterprise. We face additional challenges in entering new markets, including consumers' lack of awareness of us, difficulties in hiring personnel and problems due to our unfamiliarity with local real estate markets and demographics. New markets may also have different competitive conditions, consumer tastes, responsiveness to print advertising and discretionary spending patterns than our existing markets. To the extent that we are not able to meet these new challenges, our net sales could decrease and our operating costs could increase.

Our hardware and software systems are vulnerable to damage, theft or intrusion that could harm our business.

Our success, in particular our ability to successfully manage inventory levels and process customer transactions, largely depends upon the efficient operation of our computer hardware and software systems. We use management information systems to track inventory at the store level and aggregate daily sales information, communicate customer information and process purchasing card transactions, process shipments of goods and report financial information. These systems and our operations are vulnerable to damage or interruption from:

- earthquake, fire, flood and other natural disasters;
- power loss, computer systems failures, Internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees;
- physical and electronic loss of data, security breaches, misappropriation, data theft and similar events; and
- computer viruses, worms, Trojan horses, intrusions, or other external threats.

Any failure of our computer hardware or software systems that causes an interruption in our operations or a decrease in inventory tracking could result in reduced net sales and profitability. Additionally, if any data intrusion, security breach, misappropriation or theft were to occur, we could incur significant costs in responding to such event, including responding to any resulting claims, litigation or investigations, which could harm our operating results.

Breach of data security or other unauthorized disclosure of sensitive or confidential information could harm our business and standing with our customers.

The protection of our customer, employee and business data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmission and storage of all such data, including confidential information such as payment card and personal information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential information, whether by us or our vendors, could damage our reputation, expose us to risk of litigation and liability, disrupt our operations and harm our business.

If our suppliers do not provide sufficient quantities of products, our net sales and profitability could suffer.

We purchase merchandise from approximately 800 vendors. Although only one vendor represented more than 5.0% of our total purchases during fiscal 2012, our dependence on principal suppliers involves risk. Our 20 largest vendors collectively accounted for 37.9% of our total purchases during fiscal 2012. If there is a disruption in supply from a principal supplier or distributor, we may be unable to obtain merchandise that we desire to sell and that consumers desire to purchase. A vendor could discontinue selling products to us at any time for reasons that may or may not be within our control. Our net sales and profitability could decline if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products. Moreover, many of our suppliers provide us with incentives, such as return privileges, volume purchase allowances and co-operative advertising. A decline or discontinuation of these incentives could reduce our profits.

Because many of the products that we sell are manufactured abroad, we may face delays, increased cost or quality control deficiencies in the importation of these products, which could reduce our net sales and profitability.

Like many other sporting goods retailers, a significant portion of the products that we purchase for resale, including those purchased from domestic suppliers, is manufactured abroad in countries such as China, Taiwan and South Korea. In addition, we believe most, if not all, of our private label merchandise is manufactured abroad. Foreign imports subject us to the risks of changes in import duties or quotas, new restrictions on imports, loss of "most favored nation" status with the United States for a particular foreign country, work stoppages, delays in shipment, freight cost increases, product cost increases due to foreign currency fluctuations or revaluations and economic uncertainties (including the United States imposing antidumping or countervailing duty orders, safeguards, remedies or compensation and retaliation due to illegal foreign trade practices). If any of these or other factors were to cause a disruption of trade from the countries in which the suppliers of our vendors are located, we may be unable to obtain sufficient quantities of products to satisfy our requirements or our cost of obtaining products may increase. In addition, to the extent that any foreign manufacturers which supply products to us directly or indirectly utilize quality control standards, labor practices or other practices that vary from those legally mandated or commonly accepted in the United States, we could be hurt by any resulting negative publicity or, in some cases, face potential liability. Historically, instability in the political and economic environments of the countries in which our vendors or we obtain our products has not had a material adverse effect on our operations. However, we cannot predict the effect that future changes in economic or political conditions in such foreign countries may have on our operations. In the event of disruptions or delays in supply due to economic or political conditions in foreign countries, such disruptions or delays could adversely affect our results of operations unless and until alternative supply arrangements could be made. In addition, merchandise purchased from alternative sources may be of lesser quality or more expensive than the merchandise we currently purchase abroad.

Disruptions in transportation, including disruptions at shipping ports through which our products are imported, could prevent us from timely distribution and delivery of inventory, which could reduce our net sales and profitability.

A substantial amount of our inventory is manufactured abroad. From time to time, shipping ports experience capacity constraints, labor strikes, work stoppages or other disruptions that may delay the delivery of imported products. In addition, acts of terrorism could significantly disrupt operations at shipping ports or otherwise impact transportation of the imported merchandise we sell.

Future disruptions in transportation services or at a shipping port at which our products are received may result in delays in the transportation of such products to our distribution center and may ultimately delay the stocking of our stores with the affected merchandise. As a result, our net sales and profitability could decline.

Our costs may change as a result of currency exchange rate fluctuations or inflation in the purchase cost of merchandise manufactured abroad.

We source goods from various countries, including China, and thus changes in the value of the U.S. dollar compared to other currencies, or foreign labor and raw material cost inflation, may affect the cost of goods that we purchase. If the cost of goods that we purchase increase, we may not be able to similarly increase the retail prices of goods that we charge consumers without impacting our sales and our operating profits may suffer.

Increases in transportation costs due to rising fuel costs, climate change regulation and other factors may negatively impact our operating results.

We rely upon various means of transportation, including ship and truck, to deliver products from vendors to our distribution center and from our distribution center to our stores. Consequently, our results can vary depending upon the price of fuel. The price of oil has fluctuated drastically over the last few years, creating volatility in our fuel costs. In addition, efforts to combat climate change through reduction of greenhouse gases may result in higher fuel costs through taxation or other means. Any such future increases in fuel costs would increase our transportation costs for delivery of product to our distribution center and distribution to our stores, as well as our vendors' transportation costs, which could decrease our operating profits.

In addition, labor shortages, or other factors, in the transportation industry could negatively affect transportation costs and our ability to supply our stores in a timely manner. In particular, our business is highly dependent on the trucking industry to deliver products to our distribution center and our stores. Our operating results may be adversely affected if we or our vendors are unable to secure adequate trucking resources at competitive prices to fulfill our delivery schedules to our distribution center or stores.

Terrorism and the uncertainty of war may harm our operating results.

Terrorist attacks or acts of war may cause damage or disruption to us and our employees, facilities, information systems, vendors and customers, which could significantly impact our net sales, profitability and financial condition. Terrorist attacks could also have a significant impact on ports or international shipping on which we are substantially dependent for the supply of much of the merchandise we sell. Our corporate headquarters is located near Los Angeles International Airport and the Port of Los Angeles, which have been identified as potential terrorism targets. The potential for future terrorist attacks, the national and international responses to terrorist attacks and other acts of war or hostility may cause greater uncertainty and cause our business to suffer in ways that we cannot currently predict. Military action taken in response to such attacks could also have a short or long-term negative economic impact upon the financial markets, international shipping and our business in general.

Risks Related to Our Capital Structure

We are leveraged, future cash flows may not be sufficient to meet our obligations and we might have difficulty obtaining more financing or refinancing our existing indebtedness on favorable terms.

As of December 30, 2012, the aggregate amount of our outstanding indebtedness, including capital lease obligations, was $52.0 million. Our leveraged financial position means:

- our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes might be impeded;
- we are more vulnerable to economic downturns and our ability to withstand competitive pressures is limited; and
- we are more vulnerable to increases in interest rates, which may affect our interest expense and negatively impact our operating results.

If our business declines, our future cash flows might not be sufficient to meet our obligations and commitments.

If we fail to make any required payment under our revolving credit facility, our debt payments may be accelerated under this agreement. In addition, in the event of bankruptcy, insolvency or a material breach of any covenant contained in our revolving credit facility, our debt may be accelerated. This acceleration could also result in the acceleration of other indebtedness that we may have outstanding at that time.

The level of our indebtedness, and our ability to service our indebtedness, is directly affected by our cash flows from operations. If we are unable to generate sufficient cash flows from operations to meet our obligations, commitments and covenants of our revolving credit facility, we may be required to refinance or restructure our indebtedness, raise additional debt or equity capital, sell material assets or operations, delay or forego expansion opportunities, or cease or curtail our quarterly dividends or share repurchase plans. These alternative strategies might not be effected on satisfactory terms, if at all.

The terms of our revolving credit facility impose operating and financial restrictions on us, which may impair our ability to respond to changing business and economic conditions.

The terms of our revolving credit facility impose operating and financial restrictions on us, including, among other things, covenants that require us to maintain a fixed-charge coverage ratio of not less than 1.0 to 1.0 in certain circumstances, restrictions on our ability to incur liens, incur additional indebtedness, transfer or dispose of assets, change the nature of the business, guarantee obligations, pay dividends or make other distributions or repurchase stock, and make advances, loans or investments. For example, our ability to engage in the foregoing transactions will depend upon, among other things, our level of indebtedness at the time of the proposed transaction and whether we are in default under our revolving credit facility. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might further our growth strategy or otherwise benefit us and our stockholders without obtaining consent from our lenders. In addition, our revolving credit facility is secured by a perfected security interest in our assets. In the event of our insolvency, liquidation, dissolution or reorganization, the lenders under our revolving credit facility would be entitled to payment in full from our assets before distributions, if any, were made to our stockholders.

Risks Related to Regulatory, Legislative and Legal Matters

Current and future government regulation may negatively impact demand for our products and increase our cost of conducting business.

The conduct of our business, and the distribution, sale, advertising, labeling, safety, transportation and use of many of our products are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States. These laws and regulations may change, sometimes dramatically, as a result of political, economic or social events. Changes in laws, regulations or governmental policy may alter the environment in which we do business and the demand for our products and, therefore, may impact our financial results or increase our liabilities. Some of these laws and regulations include:

- laws and regulations governing the manner in which we advertise or sell our products;
- laws and regulations that prohibit or limit the sale, in certain localities, of certain products we offer, such as firearms, ammunition and certain related accessories;
- laws and regulations governing the activities for which we sell products, such as hunting and fishing;
- laws and regulations governing consumer products generally, such as the federal Consumer Product Safety Act and Consumer Product Safety Improvement Act, as well as similar state laws;
- labor and employment laws, such as minimum wage or living wage laws and other wage and hour laws;
- laws requiring mandatory health insurance for employees, such as the Affordable Care Act; and
- U.S. customs laws and regulations pertaining to proper item classification, quotas and payment of duties and tariffs.

Changes in these and other laws and regulations or additional regulation could cause the demand for and sales of our products to decrease. Moreover, complying with increased or changed regulations could cause our operating expense to increase. This could adversely affect our net sales and profitability.

We may be subject to periodic litigation that may adversely affect our business and financial performance.

From time to time, we may be involved in lawsuits and regulatory actions relating to our business, certain of which may be maintained in jurisdictions with reputations for aggressive application of laws and procedures against corporate defendants. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, results of operations and financial condition. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial resources to defend against these claims, which could impact our results of operations.

In particular, we may be involved in lawsuits related to employment, advertising and other matters, including class action lawsuits brought against us for alleged violations of the Fair Labor Standards Act, state wage and hour laws, state or federal advertising laws and other laws. An unfavorable outcome or settlement in any such proceeding could, in addition to requiring us to pay any settlement or judgment amount, increase our operating expense as a consequence of any resulting changes we might be required to make in employment, advertising or other business practices.

In addition, we sell products manufactured by third parties, some of which may or may not be defective. Many such products are manufactured overseas in countries which may utilize quality control standards that vary from those legally allowed or commonly accepted in the United States, which may increase our risk that such products may be defective. If any products that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the products based upon strict product liability. In addition, our products are subject to the federal Consumer Product Safety Act and the Consumer Product Safety Improvement Act, which empower the Consumer Product Safety Commission to protect consumers from hazardous products. The Consumer Product Safety Commission has the authority to exclude from the market and recall certain consumer products that are found to be hazardous. Similar laws exist in some states and cities in the United States. If we fail to comply with government and industry safety standards, we may be subject to claims, lawsuits, product recalls, fines and negative publicity that could harm our results of operations and financial condition.

We also sell firearms, ammunition and certain related accessories, which may be associated with an increased risk of injury and related lawsuits. We may incur losses due to lawsuits relating to our performance of background checks on firearms purchases as mandated by state and federal law or the improper use of firearms sold by us, including lawsuits by individuals, municipalities or other organizations attempting to recover damages or costs from firearms manufacturers and retailers relating to the misuse of firearms. Commencement of these lawsuits against us could reduce our net sales and decrease our profitability.

Our insurance coverage may not be adequate to cover claims that could be asserted against us. If a successful claim was to be brought against us in excess of our insurance coverage, or for which we have no insurance coverage, it could harm our business. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

The sale of firearms, ammunition and certain related accessories is subject to strict regulation, which could affect our operating results.

Because we sell firearms, ammunition and certain related accessories, we are required to comply with federal, state and local laws and regulations pertaining to the purchase, storage, transfer and sale of firearms, ammunition and certain related accessories. These laws and regulations require us, among other things, to ensure that all purchasers of firearms are subjected to a pre-sale background check, to record the details of each firearm sale on appropriate government-issued forms, to record each receipt or transfer of a firearm at our distribution center or any store location on acquisition and disposition records, and to maintain these records for a specified period of time. We also are required to timely respond to traces of firearms by law enforcement agencies. Over the past several years, the purchase and sale of firearms, ammunition and certain related accessories has been the subject of increased federal, state and local regulation. Recently, there have been efforts to pursue comprehensive reforms of federal firearms laws through both executive orders and new federal legislation, some of which has already been introduced. Certain states and municipalities where we operate our retail stores also recently have introduced new legislation pertaining to the purchase and sale of firearms, ammunition and certain related accessories. These regulatory efforts are likely to continue in our current markets and other markets into which we may expand. If enacted, new laws and regulations could limit the types of firearms, ammunition and certain related accessories that we are permitted to purchase and sell and could impose new restrictions and requirements on the manner in which we purchase and sell these products. If we fail to comply with existing or newly enacted laws and regulations relating to the purchase and sale of firearms, ammunition and certain related accessories, our licenses to sell firearms at our stores or maintain inventory of firearms at our distribution center may be suspended or revoked. If this occurs, our net sales and profitability could suffer. Further, complying with increased regulation relating to the sale of firearms, ammunition and certain related accessories could cause our operating expense to increase and this could adversely affect our results of operations.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Accounting principles generally accepted in the United States of America ("GAAP") and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, such as revenue recognition; lease accounting; the carrying amount of merchandise inventories, property and equipment and goodwill; valuation allowances for receivables, sales returns and deferred income tax assets; estimates related to gift card breakage and the valuation of share-based compensation awards; and obligations related to asset retirements, litigation, self-insurance liabilities and employee benefits are highly complex and may involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance.

Risks Related to Investing in Our Common Stock

The declaration of discretionary dividend payments may not continue.

We currently pay quarterly dividends subject to capital availability and periodic determinations that cash dividends are in the best interest of us and our stockholders. Our dividend policy may be affected by, among other items, business conditions, our views on potential future capital requirements, the terms of our debt instruments, legal risks, changes in federal income tax law and challenges to our business model. Our dividend policy may change from time to time and we may or may not continue to declare discretionary dividend payments. A change in our dividend policy could have a negative effect on our stock price.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

- a Board of Directors that is classified such that only two or three of the seven directors, depending on classification, are elected each year;
- authorization of the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;
- limitations on the ability of stockholders to call special meetings of stockholders;
- prohibition of stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishment of advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporations Law limits business combination transactions with 15% stockholders that have not been approved by the Board of Directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Properties

Our primary corporate headquarters are located at 2525 East El Segundo Boulevard, El Segundo, California 90245, with a satellite office located nearby at 2401 East El Segundo Boulevard, El Segundo, California 90245. We lease approximately 55,000 square feet of office and adjoining retail space related to our primary corporate headquarters, and we lease approximately 8,000 square feet related to our satellite office. The lease for the primary corporate headquarters is scheduled to expire on February 28, 2016 and provides us with three five-year renewal options, while the lease for the satellite office is scheduled to expire on February 29, 2016 and provides us with two five-year renewal options.

Our distribution facility is located in Riverside, California and has approximately 953,000 square feet of warehouse and office space. Our lease for the distribution center is scheduled to expire on August 31, 2015, and includes three additional five-year renewal options. We have a distribution hub located in Salem, Oregon, utilizing approximately 12,000 square feet of space to separate consolidated truck loads of product for delivery to our regional markets. Our lease for the hub is scheduled to expire on January 31, 2019, and includes four additional five-year renewal options.

We lease all of our retail store sites. Most of our store leases contain multiple fixed-price renewal options and the average lease expiration term from inception of our store leases, taking into account renewal options, is approximately 32 years. As of December 30, 2012, of our total store leases, 43 leases are due to expire in the next five years without renewal options. In most cases, as current leases expire, we believe we will be able to obtain lease renewals for existing store locations or new leases for equivalent locations in the same general area.

Our Stores

Throughout our history, we have focused on operating traditional, full-line sporting goods stores. Our stores generally range from 8,000 to 15,000 square feet and average approximately 11,000 square feet. Our typical store is located in either a free-standing street location or a multi-store shopping center. Our numerous convenient locations and accessible store format encourage frequent customer visits, resulting in approximately 27.4 million sales transactions and an average transaction size of approximately $34 in fiscal 2012. The following table details our store locations by state as of December 30, 2012:

State	Year Entered	Number of Stores	Percentage of Total Number of Stores
California	1955	210	50.7%
Washington	1984	49	11.8
Arizona	1993	37	8.9
Oregon	1995	25	6.0
Colorado	2001	21	5.1
Utah	1997	17	4.1
Nevada	1978	16	3.9
New Mexico	1995	16	3.9
Idaho	1994	11	2.7
Texas	1995	9	2.2
Oklahoma	2007	2	0.5
Wyoming	2010	1	0.2
Total		414	100.0%

Our store format has resulted in productivity levels that we believe are among the highest of any full-line sporting goods retailer, with same store sales per square foot of approximately $205 for fiscal 2012. Our high same store sales per square foot combined with our efficient store-level operations and low store maintenance costs have allowed us to historically generate strong store-level returns. Our same store sales reflect the economic recession and continued uncertainty in the financial sector, which resulted in weak same store sales since fiscal 2007.

ITEM 3. LEGAL PROCEEDINGS

The Company was served on the following dates with the following nine complaints, each of which was brought as a purported class action on behalf of persons who made purchases at the Company's stores in California using credit cards and were requested or required to provide personal identification information at the time of the transaction: (1) on February 22, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Maria Eugenia Saenz Valiente v. Big 5 Sporting Goods Corporation*, et al., Case No. BC455049; (2) on February 22, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Scott Mossler v. Big 5 Sporting Goods Corporation*, et al., Case No. BC455477; (3) on February 28, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Yelena Matatova v. Big 5 Sporting Goods Corporation*, et al., Case No. BC455459; (4) on March 8, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Neal T. Wiener v. Big 5 Sporting Goods Corporation*, et al., Case No. BC456300; (5) on March 22, 2011, a complaint filed in the California Superior Court in the County of San Francisco, entitled *Donna Motta v. Big 5 Sporting Goods Corporation*, et al., Case No. CGC-11-509228; (6) on March 30, 2011, a complaint filed in the California Superior Court in the County of Alameda, entitled *Steve Holmes v. Big 5 Sporting Goods Corporation*, et al., Case No. RG11563123; (7) on March 30, 2011, a complaint filed in the California Superior Court in the County of San Francisco, entitled *Robin Nelson v. Big 5 Sporting Goods Corporation*, et al., Case No. CGC-11-508829; (8) on April 8, 2011, a complaint filed in the California Superior Court in the County of San Joaquin, entitled *Pamela B. Smith v. Big 5 Sporting Goods Corporation*, et al., Case No. 39-2011-00261014-CU-BT-STK; and (9) on May 31, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Deena Gabriel v. Big 5 Sporting Goods Corporation*, et al., Case No. BC462213. On June 16, 2011, the Judicial Council of California issued an Order Assigning Coordination Trial Judge designating the California Superior Court in the County of Los Angeles as having jurisdiction to coordinate and to hear all nine of the cases as Case No. JCCP4667. On October 21, 2011, the plaintiffs collectively filed a Consolidated Amended Complaint, alleging violations of the California Civil Code, negligence, invasion of privacy and unlawful intrusion. The plaintiffs allege, among other things, that customers making purchases with credit cards at the Company's stores in California were improperly requested to provide their zip code at the time of such purchases. The plaintiffs seek, on behalf of the class members, the following: statutory penalties; attorneys' fees; costs; restitution of property; disgorgement of profits; and injunctive relief. On February 6, 2013 and February 19, 2013, the Company and plaintiffs engaged in Mandatory Settlement Conferences conducted by the court in an effort to negotiate a settlement of this litigation. In connection therewith, the Company received from the plaintiffs an offer to settle this litigation, which the Company is currently considering. Based on the terms of the settlement offer, the Company currently believes that a settlement of this litigation will not have a material negative impact on the Company's results of operations or financial condition. However, if the plaintiffs and the Company are unable to negotiate a settlement, the Company intends to defend this litigation vigorously. If this litigation were to be resolved unfavorably to the Company, such litigation and the costs of defending it could have a material negative impact on the Company's results of operations or financial condition.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's results of operations or financial condition.

ITEM 4. MINE SAFETY DISCLOSURES

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, par value $0.01 per share, trades on The NASDAQ Stock Market LLC under the symbol "BGFV." The following table sets forth the high and low closing sale prices for our common stock as reported by The NASDAQ Stock Market LLC during fiscal 2012 and 2011:

	2012		2011	
Fiscal Period	**High**	**Low**	**High**	**Low**
First Quarter	$10.17	$7.32	$15.85	$11.24
Second Quarter	$ 8.62	$6.19	$12.30	$ 7.81
Third Quarter	$10.04	$7.23	$ 9.00	$ 5.91
Fourth Quarter	$14.00	$8.91	$11.02	$ 5.55

As of February 22, 2013, the closing price for our common stock as reported on The NASDAQ Stock Market LLC was $14.80 per share.

As of February 22, 2013, there were 21,774,448 shares of common stock outstanding held by approximately 280 holders of record.

Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return for our common stock with the cumulative total return of (i) the NASDAQ Composite Stock Market Index and (ii) the NASDAQ Retail Trade Index. The information in this graph is provided at annual intervals for the fiscal years ended 2008, 2009, 2010, 2011 and 2012. This graph shows historical stock price performance (including reinvestment of dividends) and is not necessarily indicative of future performance:

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Big 5 Sporting Goods Corporation, the NASDAQ Composite Index, and the NASDAQ Retail Trade Index



$250
$200
$150
$100
$50
$0
12/30/07
12/28/08
1/3/10
1/2/11
1/1/12
12/30/12
Big 5 Sporting Goods Corporation
NASDAQ Composite
NASDAQ Retail Trade

*$100 invested on 12/30/07 in stock or 12/31/07 in index, including reinvestment of dividends. Indexes calculated on month-end basis.

Dividend Policy

Dividends are paid at the discretion of the Board of Directors. Quarterly dividend payments of $0.05 per share, for an annual rate of $0.20 per share, were paid in fiscal 2010. In fiscal 2011 and 2012, our Board of Directors declared quarterly cash dividends of $0.075 per share of outstanding common stock, for an annual rate of $0.30 per share. In the first quarter of fiscal 2013, our Board of Directors declared a quarterly cash dividend of $0.10 per share of outstanding common stock, for an annual rate of $0.40 per share, which will be paid on March 22, 2013 to stockholders of record as of March 8, 2013.

The agreement governing our revolving credit facility imposes restrictions on our ability to make dividend payments. For example, our ability to pay cash dividends on our common stock will depend upon, among other things, our compliance with certain availability and fixed charge coverage ratio requirements at the time of the proposed dividend or distribution, and whether we are in default under the agreement. Our future dividend policy will also depend on the requirements of any future credit or other financing agreements to which we may be a party and other factors considered relevant by our Board of Directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

Issuer Repurchases

The following tabular summary reflects the Company's share repurchase activity during the quarter ended December 30, 2012:

ISSUER PURCHASES OF EQUITY SECURITIES[1][2]

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs[3]
October 1 – October 28	27,500	$ 9.10	27,500	$ 9,781,000
October 29 – November 25	2,500	$ 9.02	2,500	9,758,000
November 26 – December 30	10,000	$ 12.47	10,000	9,633,000
Total	40,000		40,000	$ 9,633,000

(1) All shares were purchased under the Company's current share repurchase program, which was announced on November 1, 2007 and authorizes the repurchase of the Company's common stock totaling $20.0 million. Under the authorization, the Company may purchase shares from time to time in the open market or in privately negotiated transactions in compliance with the applicable rules and regulations of the SEC. However, the timing and amount of such purchases, if any, would be at the discretion of management and would depend upon market conditions and other considerations. Through December 30, 2012, the Company has repurchased 1,190,883 shares of its common stock for $10.4 million, and a total of $9.6 million remained available for share repurchases under the current authorization. Since the inception of its initial share repurchase program in May 2006 through December 30, 2012, the Company has repurchased a total of 1,927,626 shares for $25.4 million.

(2) The Company's dividends and stock repurchases are generally funded by distributions from its subsidiary, Big 5 Corp. The Company's Credit Agreement contains covenants that require it to maintain a fixed charge coverage ratio of not less than 1.0:1.0 in certain circumstances, and limit the ability to, among other things, pay dividends or repurchase stock. The Company may declare or pay cash dividends or repurchase stock only if, among other things, no default or event of default then exists or would arise from such dividend or repurchase of stock and, after giving effect to such dividend or repurchase, certain availability and/or fixed charge coverage ratio requirements are satisfied. See Part II, Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources*, of this Annual Report on Form 10-K for a further discussion of the Credit Agreement.

(3) This amount reflects the dollar value of shares remaining available to repurchase under previously announced plans.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 30, 2012

See Item 12, *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*, of this Annual Report on Form 10-K.

ITEM 6. SELECTED FINANCIAL DATA

The "Statement of Operations Data" and the "Balance Sheet Data" for all years presented below have been derived from our audited consolidated financial statements. Selected consolidated financial data under the captions "Store Data" and "Other Financial Data" have been derived from the unaudited internal records of our operations. The information contained in these tables should be read in conjunction with our consolidated financial statements and accompanying notes and *Management's Discussion and Analysis of Financial Condition and Results of Operations* appearing elsewhere in this Annual Report on Form 10-K.

	Fiscal Year[1]				
	2012	2011	2010	2009	2008
	(Dollars and shares in thousands, except per share and certain store data)				
Statement of Operations Data:					
Net sales[2]	$ 940,490	$ 902,134	$ 896,813	$ 895,542	$ 864,650
Cost of sales[3][7]	637,721	610,531	599,101	597,792	579,165
Gross profit[2][7]	302,769	291,603	297,712	297,750	285,485
Selling and administrative expense[2][4][5][6][8]	276,797	272,436	263,488	260,068	257,883
Operating income	25,972	19,167	34,224	37,682	27,602
Interest expense	2,202	2,561	2,108	2,465	5,198
Income before income taxes	23,770	16,606	32,116	35,217	22,404
Income taxes	8,855	4,933	11,554	13,406	8,500
Net income[2][5][6][7][8]	$ 14,915	$ 11,673	$ 20,562	$ 21,811	$ 13,904
Earnings per share:					
Basic	$ 0.70	$ 0.54	$ 0.95	$ 1.02	$ 0.64
Diluted	$ 0.69	$ 0.53	$ 0.94	$ 1.01	$ 0.64
Dividends per share	$ 0.30	$ 0.30	$ 0.20	$ 0.20	$ 0.36
Weighted-average shares of common stock outstanding:					
Basic	21,394	21,656	21,552	21,434	21,608
Diluted	21,616	21,869	21,890	21,657	21,619
Store Data:					
Same store sales increase (decrease)[9]	2.5%	(1.2)%	0.8%	(0.6)%	(7.0)%
Same store sales per square foot (in dollars)[10]	$ 205	$ 202	$ 204	$ 210	$ 213
End of period stores	414	406	398	384	381
End of period same stores	387	378	380	362	339
Same store sales per store[11]	$ 2,336	$ 2,286	$ 2,315	$ 2,373	$ 2,393
Other Financial Data:					
Depreciation and amortization	$ 18,895	$ 18,544	$ 18,627	$ 19,400	$ 19,135
Capital expenditures[12]	$ 12,901	$ 12,990	$ 15,628	$ 5,764	$ 20,447
Inventory turns[13]	2.3x	2.3x	2.4x	2.6x	2.4x
Balance Sheet Data:					
Cash and cash equivalents	$ 7,635	$ 4,900	$ 5,620	$ 5,765	$ 9,058
Working capital[14]	$ 150,010	$ 156,909	$ 130,737	$ 120,541	$ 129,282
Total assets	$ 406,660	$ 394,064	$ 392,356	$ 366,122	$ 388,357
Long-term debt and capital leases, less current portion	$ 50,316	$ 66,621	$ 49,882	$ 57,233	$ 99,447
Stockholders' equity	$ 164,420	$ 156,590	$ 150,726	$ 131,861	$ 111,800

(See notes on following page:)

(Notes to table on previous page)

(1) Our fiscal year is the 52 or 53 week reporting period ending on the Sunday closest to the calendar year end. Fiscal 2012, 2011, 2010 and 2008 each included 52 weeks, and fiscal 2009 included 53 weeks.

(2) In fiscal 2010, we recorded a net pre-tax charge of $2.3 million reflecting a legal settlement accrual, of which $0.8 million was classified as a reduction to net sales and $1.5 million was classified as selling and administrative expense. This charge reduced net income in fiscal 2010 by $1.5 million, or $0.07 per diluted share.

(3) Cost of sales includes the cost of merchandise, net of discounts or allowances earned, freight, inventory reserves, buying, distribution center costs and store occupancy costs. Store occupancy costs include rent, amortization of leasehold improvements, common area maintenance, property taxes and insurance.

(4) Selling and administrative expense includes store-related expense, other than store occupancy costs, as well as advertising, depreciation and amortization, expense associated with operating our corporate headquarters and impairment charges, if any.

(5) In fiscal 2012, we recorded a pre-tax charge related to store closing costs of $1.2 million. This charge reduced net income in fiscal 2012 by $0.8 million, or $0.03 per diluted share.

(6) In fiscal 2012 and 2011, we recorded pre-tax non-cash impairment charges of $0.2 million and $2.1 million, respectively, related to certain underperforming stores. These impairment charges reduced net income in fiscal 2012 and 2011 by $0.1 million, or $0.01 per diluted share, and $1.5 million, or $0.07 per diluted share, respectively.

(7) In fiscal 2008, we recorded a nonrecurring pre-tax charge of $1.5 million to correct an error in our previously recognized straight-line rent expense, substantially all of which related to prior periods and accumulated over a period of 15 years. This charge reduced net income in fiscal 2008 by $0.9 million, or $0.04 per diluted share. We have determined this charge to be immaterial to our prior periods' consolidated financial statements.

(8) In fiscal 2009, we recorded a net pre-tax charge of $1.0 million, which reflected a legal settlement accrual offset by proceeds received from the settlement of a lawsuit relating to credit card fees. This charge reduced net income in fiscal 2009 by $0.6 million, or $0.03 per diluted share.

(9) Same store sales for a period reflect net sales from stores operated throughout that period as well as the full corresponding prior year period. Our same store sales comparisons reflect the economic recession and continued uncertainty in the financial sector, which resulted in weak same store sales since fiscal 2007.

(10) Same store sales per square foot is calculated by dividing net sales for same stores, as defined above, by the total square footage for those stores. Fiscal 2012, 2011, 2010, 2009 and 2008 reflect the economic recession and continued uncertainty in the financial sector.

(11) Same store sales per store is calculated by dividing net sales for same stores, as defined above, by total same store count. Fiscal 2012, 2011, 2010, 2009 and 2008 reflect the economic recession and continued uncertainty in the financial sector.

(12) Lower capital expenditures in fiscal 2009 reflect substantially fewer store openings when compared with fiscal 2012, 2011, 2010 and 2008 due to the economic recession.

(13) Inventory turns equal fiscal year cost of sales divided by the fiscal year four-quarter weighted-average cost of merchandise inventory.

(14) Working capital is defined as current assets less current liabilities.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Throughout this section, the Big 5 Sporting Goods Corporation ("we", "our", "us") fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011 are referred to as fiscal 2012, 2011 and 2010, respectively. The following discussion and analysis of our financial condition and results of operations for fiscal 2012, 2011 and 2010 includes information with respect to our plans and strategies for our business and should be read in conjunction with the consolidated financial statements and related notes, the risk factors and the cautionary statement regarding forward-looking information included elsewhere in this Annual Report on Form 10-K.

Our fiscal year ends on the Sunday nearest December 31. Fiscal 2012, 2011 and 2010 each included 52 weeks.

Overview

We are a leading sporting goods retailer in the western United States, operating 414 stores in 12 states under the name "Big 5 Sporting Goods" at December 30, 2012. We provide a full-line product offering in a traditional sporting goods store format that averages approximately 11,000 square feet. Our product mix includes athletic shoes, apparel and accessories, as well as a broad selection of outdoor and athletic equipment for team sports, fitness, camping, hunting, fishing, tennis, golf, snowboarding and roller sports.

We believe that over our 58-year history we have developed a reputation with the competitive and recreational sporting goods customer as a convenient neighborhood sporting goods retailer that consistently delivers value on quality merchandise. Our stores carry a wide range of products at competitive prices from well-known brand name manufacturers, including adidas, Coleman, Easton, New Balance, Nike, Reebok, Spalding, Under Armour and Wilson. We also offer brand name merchandise produced exclusively for us, private label merchandise and specials on quality items we purchase through opportunistic buys of vendor over-stock and close-out merchandise. We reinforce our value reputation through weekly print advertising in major and local newspapers, direct mailers and digital marketing designed to generate customer traffic, drive net sales and build brand awareness. We also maintain social media sites to enhance distribution capabilities for our promotional offers and to enable communication with our customers.

Throughout our history, we have emphasized controlled growth. In fiscal 2012, we opened 14 new stores, three of which were relocations, and closed six stores, two of which were relocations. In fiscal 2011, we opened 13 new stores, two of which were relocations, and closed three stores as part of relocations that began in fiscal 2010. For fiscal 2013, we expect to open approximately 15 to 20 new stores, including three relocations, and to close approximately three relocated stores. The following table summarizes our store count for the periods presented:

	Fiscal Year		
	2012	2011	2010
Big 5 Sporting Goods stores:			
Beginning of period	406	398	384
New stores[1]	14	13	15
Stores relocated	(2)	(5)	(1)
Stores closed	(4)	—	—
End of period	414	406	398
New stores opened per year, net	8	8	14

(1) Stores that are relocated are classified as new stores. Sales from the prior location are treated as sales from a closed store and thus are excluded from same store sales calculations.

Executive Summary

Our improved operating results for fiscal 2012 compared to fiscal 2011 were mainly attributable to our higher sales levels, including an increase in same store sales. We believe our higher sales largely reflect favorable customer response to changes in our merchandise offering and new marketing initiatives. We also believe our operating results for fiscal 2012, 2011 and 2010 continue to reflect challenging macroeconomic conditions in our markets resulting primarily from the lingering effects of the economic recession.

- Net sales for fiscal 2012 increased 4.3% to $940.5 million compared to fiscal 2011. The increase in net sales was primarily attributable to added revenue from new stores combined with increased same store sales of 2.5%.
- Net income for fiscal 2012 increased 27.8% to $14.9 million, or $0.69 per diluted share, compared to $11.7 million, or $0.53 per diluted share, for fiscal 2011. The increase was driven primarily by higher net sales, partially offset by the impact of lower merchandise margins, higher selling and administrative expense and higher income tax expense.
- Gross profit for fiscal 2012 represented 32.2% of net sales, compared with 32.3% in the prior year. Merchandise margins were 24 basis points lower than last year, partially offset by reduced store occupancy expense as a percentage of net sales.
- Selling and administrative expense for fiscal 2012 increased 1.6% to $276.8 million, or 29.4% of net sales, compared to $272.4 million, or 30.2% of net sales, for fiscal 2011. The increase was primarily attributable to higher store-related expense, excluding occupancy, as a result of new store openings and increased employee benefit costs.
- Operating income for fiscal 2012 increased 35.5% to $26.0 million, or 2.8% of net sales, compared to $19.2 million, or 2.1% of net sales, for fiscal 2011. The higher operating income primarily reflects higher net sales, partially offset by the impact of lower merchandise margins and higher selling and administrative expense.

Results of Operations

The following table sets forth selected items from our consolidated statements of operations by dollar and as a percentage of our net sales for the periods indicated:

	Fiscal Year					
	2012[1]		2011[1]		2010[1]	
	(Dollars in thousands)					
Statement of Operations Data:						
Net sales[2]	$940,490	100.0%	$902,134	100.0%	$896,813	100.0%
Cost of sales[3]	637,721	67.8	610,531	67.7	599,101	66.8
Gross profit[2]	302,769	32.2	291,603	32.3	297,712	33.2
Selling and administrative expense[2][4][5][6]	276,797	29.4	272,436	30.2	263,488	29.4
Operating income	25,972	2.8	19,167	2.1	34,224	3.8
Interest expense	2,202	0.3	2,561	0.3	2,108	0.2
Income before income taxes	23,770	2.5	16,606	1.8	32,116	3.6
Income taxes	8,855	0.9	4,933	0.5	11,554	1.3
Net income[2][5][6]	$ 14,915	1.6%	$ 11,673	1.3%	$ 20,562	2.3%
Other Financial Data:						
Net sales change		4.3%		0.6%		0.1%
Same store sales change[7]		2.5%		(1.2)%		0.8%
Net income change		27.8%		(43.2)%		(5.7)%

[1] Fiscal 2012, 2011 and 2010 each included 52 weeks.

(2) In fiscal 2010, we recorded a net pre-tax charge of $2.3 million reflecting a legal settlement accrual, of which $0.8 million was classified as a reduction to net sales and $1.5 million was classified as selling and administrative expense. This charge reduced net income in fiscal 2010 by $1.5 million, or $0.07 per diluted share.

(3) Cost of sales includes the cost of merchandise, net of discounts or allowances earned, freight, inventory reserves, buying, distribution center costs and store occupancy costs. Store occupancy costs include rent, amortization of leasehold improvements, common area maintenance, property taxes and insurance.

(4) Selling and administrative expense includes store-related expense, other than store occupancy costs, as well as advertising, depreciation and amortization, expense associated with operating our corporate headquarters and impairment charges, if any.

(5) In fiscal 2012, we recorded a pre-tax charge related to store closing costs of $1.2 million. This charge was included in selling and administrative expense, and reduced net income in fiscal 2012 by $0.8 million, or $0.03 per diluted share.

(6) In fiscal 2012 and 2011, we recorded pre-tax non-cash impairment charges of $0.2 million and $2.1 million, respectively, related to certain underperforming stores. These impairment charges are included in selling and administrative expense, and reduced net income in fiscal 2012 and 2011 by $0.1 million, or $0.01 per diluted share, and $1.5 million, or $0.07 per diluted share, respectively.

(7) Same store sales for a period reflect net sales from stores operated throughout that period as well as the full corresponding prior year period.

Fiscal 2012 Compared to Fiscal 2011

Net Sales. Net sales increased by $38.4 million, or 4.3%, to $940.5 million for fiscal 2012 from $902.1 million for fiscal 2011. The change in net sales was primarily attributable to the following:

- Same store sales increased 2.5% for fiscal 2012 versus fiscal 2011. We believe our higher same store sales largely reflected favorable customer response to changes in our merchandise offering and new marketing initiatives, despite lower sales of winter merchandise as a result of unseasonably warm winter weather in the first quarter of fiscal 2012. Same store sales for a period reflect net sales from stores that operated throughout the period as well as the full corresponding prior year period.
- Added sales from new stores reflected the opening of 27 new stores since January 2, 2011, partially offset by a reduction in closed store sales.
- Net sales for fiscal 2012 continued to be impacted by the economic recession. While we experienced decreased customer transactions in our retail stores in fiscal 2012 when compared with fiscal 2011, the average sale per transaction increased primarily as a result of changes in our sales mix and merchandise offering.

Store count at the end of fiscal 2012 was 414 versus 406 at the end of fiscal 2011. We opened 14 new stores, three of which were relocations, and closed six stores, two of which were relocations, in fiscal 2012. For fiscal 2013, we expect to open approximately 15 to 20 new stores, including three relocations, and to close approximately three relocated stores.

Gross Profit. Gross profit increased by $11.2 million to $302.8 million in fiscal 2012 from $291.6 million in fiscal 2011. Gross profit as a percentage of net sales in fiscal 2012 was 32.2% compared with 32.3% during the prior year. The change in gross profit was primarily attributable to the following:

- Net sales increased by $38.4 million in fiscal 2012 compared to the prior year.
- Merchandise margins, which exclude buying, occupancy and distribution costs, decreased for fiscal 2012 by 24 basis points versus fiscal 2011, primarily reflecting a sales mix shift away from higher margin winter product categories in the first quarter of fiscal 2012, combined with product cost inflation.
- Store occupancy costs for fiscal 2012 increased by $2.6 million year over year due primarily to the increase in store count. Store occupancy costs as a percentage of net sales in fiscal 2012 decreased by seven basis points compared with fiscal 2011.
- Distribution costs increased $1.5 million primarily resulting from lower costs capitalized into inventory and higher distribution center labor and employee benefit-related costs, partially offset by lower trucking expense. Distribution costs as a percentage of net sales in fiscal 2012 decreased by two basis points compared with fiscal 2011.

Selling and Administrative Expense. Selling and administrative expense increased by $4.4 million, or 1.6%, to $276.8 million, or 29.4% of net sales, in fiscal 2012 from $272.4 million, or 30.2% of net sales, in fiscal 2011. The change in selling and administrative expense was primarily attributable to the following:

- Store-related expense, excluding occupancy, increased by $3.0 million due primarily to higher labor and operating costs to support the increase in store count, increased employee benefit-related costs and higher public liability claim-related costs, partially offset by lower debit card fees.
- Advertising expense for fiscal 2012 decreased by $1.7 million, due primarily to lower newspaper advertising, partially offset by increases in digital marketing programs and other advertising to support sales.
- Administrative expense for fiscal 2012 included a pre-tax charge of $1.2 million related to store closing costs, and a pre-tax non-cash impairment charge of $0.2 million related to certain underperforming stores. Administrative expense for fiscal 2011 included a pre-tax non-cash impairment charge of $2.1 million related to certain underperforming stores. These charges are further discussed in Notes 4 and 5 to the consolidated financial statements included in Part II, Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Interest Expense. Interest expense decreased by $0.4 million, or 14.0%, to $2.2 million in fiscal 2012 from $2.6 million in fiscal 2011. The decrease in interest expense reflects the combined impact of a decrease in average interest rates of 30 basis points, to 2.2% in fiscal 2012 from 2.5% in fiscal 2011, due mainly to lower applicable margins under our amended credit agreement, as well as a decrease in average debt levels of $1.3 million to $66.2 million in fiscal 2012 from $67.5 million in fiscal 2011.

Income Taxes. The provision for income taxes was $8.9 million for fiscal 2012 compared with $4.9 million for fiscal 2011. This increase was primarily due to higher pre-tax income and a higher effective tax rate in fiscal 2012. Our effective tax rate was 37.3% for fiscal 2012 compared with 29.7% for fiscal 2011. Our higher effective tax rate for fiscal 2012 compared to the prior year primarily reflects the expiration of previously enacted legislation that resulted in the loss of certain tax credits in fiscal 2012 that were previously available in fiscal 2011, combined with higher pre-tax income in fiscal 2012.

Fiscal 2011 Compared to Fiscal 2010

Net Sales. Net sales increased by $5.3 million, or 0.6%, to $902.1 million for fiscal 2011 from $896.8 million for fiscal 2010. The change in net sales was primarily attributable to the following:

- Added sales from new stores reflected the opening of 28 new stores since January 3, 2010. The revenue from new store sales was partially offset by a reduction in same store and closed store sales.
- Same store sales decreased 1.2% for fiscal 2011 versus fiscal 2010. Same store sales for a period reflect net sales from stores that operated throughout the period as well as the full corresponding prior year period.
- Net sales for fiscal 2011 continued to be impacted by the economic recession, and we experienced decreased customer transactions in our retail stores when compared with fiscal 2010.
- Net sales for fiscal 2010 reflected a net pre-tax charge of $0.8 million for a legal settlement accrual that was classified as a reduction of net sales.

Store count at the end of fiscal 2011 was 406 versus 398 at the end of fiscal 2010. In fiscal 2011, we opened 13 new stores, including two relocations, and closed three stores as part of relocations that began in fiscal 2010.

Gross Profit. Gross profit decreased by $6.1 million to $291.6 million in fiscal 2011 from $297.7 million in fiscal 2010. Gross profit as a percentage of net sales in fiscal 2011 was 32.3% compared with 33.2% in fiscal 2010. The change in gross profit was primarily attributable to the following:

- Merchandise margins, which exclude buying, occupancy and distribution costs, decreased for fiscal 2011 by 74 basis points versus fiscal 2010, primarily reflecting the impact of product cost inflation, increased promotional activities to stimulate sales and a sales mix shift away from higher margin winter product categories during the fourth quarter as a result of unseasonably warm weather.
- Store occupancy costs for fiscal 2011 increased by $1.4 million, or 11 basis points, year over year, due primarily to the increase in store count.
- Net sales increased by $5.3 million in fiscal 2011 compared to fiscal 2010.

Selling and Administrative Expense. Selling and administrative expense increased by $8.9 million, or 3.4%, to $272.4 million, or 30.2% of net sales, in fiscal 2011 from $263.5 million, or 29.4% of net sales, in fiscal 2010. The change in selling and administrative expense was primarily attributable to the following:

- Store-related expense, excluding occupancy, increased by $6.8 million, or 65 basis points, due primarily to higher labor and operating costs to support the increase in store count and increased employee benefit costs.
- Advertising expense for fiscal 2011 increased by $2.7 million, due primarily to an increase in newspaper advertising, digital marketing and other advertising to support sales.
- Administrative expense for fiscal 2011 included a pre-tax non-cash impairment charge of $2.1 million related to certain underperforming stores. Administrative expense in fiscal 2010 reflected a net pre-tax charge for a legal settlement accrual of $1.5 million.

Interest Expense. Interest expense increased by $0.5 million, or 21.4%, to $2.6 million in fiscal 2011 from $2.1 million in fiscal 2010. The increase in interest expense primarily reflected an increase in average debt levels of approximately $7.5 million to $67.5 million in fiscal 2011 from $60.0 million in fiscal 2010, combined with an increase in average interest rates of approximately 40 basis points to 2.5% during fiscal 2011 from 2.1% in fiscal 2010. The increase in average interest rates was due mainly to higher applicable margins under our current credit agreement as compared to our prior credit agreement. Interest expense in fiscal 2010 included a $0.3 million charge for a one-time early termination fee and the write-off of the remaining deferred debt issuance costs associated with the termination of our prior credit agreement.

Income Taxes. The provision for income taxes was $4.9 million for fiscal 2011 compared with $11.6 million for fiscal 2010. This decrease was primarily due to lower pre-tax income in fiscal 2011 compared to fiscal 2010. Our effective tax rate was 29.7% for fiscal 2011 compared with 36.0% for fiscal 2010. Our lower effective tax rate for fiscal 2011 compared to fiscal 2010 primarily reflected the impact of higher income tax credits for fiscal 2011 relative to lower pre-tax income.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital, capital expenditures and cash dividends. We fund our liquidity requirements primarily through cash and cash equivalents on hand, cash flows from operations and borrowings from our revolving credit facility. We believe our cash and cash equivalents on hand, future cash flows from operations and borrowings from our revolving credit facility will be sufficient to fund our cash requirements for at least the next 12 months. There is no assurance, however, that we will be able to generate sufficient cash flows from operations or maintain our ability to borrow under our revolving credit facility.

We ended fiscal 2012 with $7.6 million of cash and cash equivalents compared with $4.9 million in fiscal 2011. After increasing our long-term debt by $15.2 million, or 31.4%, during fiscal 2011, we decreased our long-term debt by $16.0 million, or 25.2%, during fiscal 2012 to $47.5 million from $63.5 million at the end of fiscal 2011. The following table summarizes our cash flows from operating, investing and financing activities for each of the past three fiscal years:

	Fiscal Year		
	2012	2011	2010
		(In thousands)	
Total cash provided by (used in):			
Operating activities	$ 39,604	$ 2,218	$ 29,867
Investing activities	(12,650)	(11,988)	(15,624)
Financing activities	(24,219)	9,050	(14,388)
Net increase (decrease) in cash and cash equivalents	$ 2,735	$ (720)	$ (145)

The seasonality of our business historically provides greater cash flows from operations during the holiday and winter selling season. Typically, we use operating cash flows and borrowings under our revolving credit facility to fund inventory increases in anticipation of the holidays and our inventory levels are at their highest in the months leading up to Christmas. As holiday sales significantly reduce inventory levels, this reduction, combined with net income, historically provides us with strong cash flows from operations at the end of our fiscal year.

For fiscal 2012, we increased inventory purchases in the months leading up to Christmas, resulting in a higher accounts payable balance at year-end compared to fiscal 2011. Additionally, improved net sales and net income in fiscal 2012 compared with fiscal 2011 contributed to higher operating cash flows which allowed us to significantly pay down debt balances year over year.

For fiscal 2011, we strategically increased merchandise inventory levels to add certain new products to stimulate sales and also purchased inventory earlier in the year to mitigate the impact of product cost inflation and potential delivery delays. Reduced inventory purchases in the fourth quarter of fiscal 2011 resulted in lower accounts payable as a percentage of inventory. Also, weaker than anticipated sales during fiscal 2011, particularly in the fourth quarter, resulted in higher inventory levels and reduced operating cash flows for the year, contributing to higher debt balances year over year.

For fiscal 2010, we purchased larger quantities of inventory primarily in anticipation of improving business conditions and as a result of increased availability of certain products. The higher inventory levels combined with lower than anticipated sales in the fourth quarter of fiscal 2010 resulted in reduced operating cash flows for the year as compared to the prior year.

Operating Activities. Net cash provided by operating activities for fiscal 2012, 2011 and 2010 was $39.6 million, $2.2 million and $29.9 million, respectively. The increase in cash provided by operating activities for fiscal 2012 compared to fiscal 2011 primarily reflected higher accounts payable year over year due mainly to the timing of inventory purchases. Inventory purchases were higher in the fourth quarter of fiscal 2012 compared to the fourth quarter of fiscal 2011, which resulted in a higher accounts payable balance at the end of fiscal 2012. Also contributing to the improved operating cash flow in fiscal 2012 over the prior year was a smaller increase in inventory, higher net income and increased accrued expenses related primarily to employee benefit-related accruals and a liability for store closings. The decrease in cash provided by operating activities for fiscal 2011 compared to fiscal 2010 primarily reflected higher funding of merchandise inventory along with the timing of inventory purchases and payments, as well as lower net income and accrued expenses, primarily for legal settlements.

Investing Activities. Net cash used in investing activities for fiscal 2012, 2011 and 2010 was $12.7 million, $12.0 million and $15.6 million, respectively. In fiscal 2012 and 2011, we received proceeds of $0.3 million and

$0.5 million, respectively, as part of a local utility rebate program related to the implementation of a green energy system at our distribution center, and in fiscal 2011 we received proceeds of $0.5 million from the sale of owned real property. Our capital spending is primarily for new store openings, store-related remodeling, distribution center and corporate headquarters' costs and computer hardware and software purchases. Capital expenditures by category for each of the last three fiscal years are as follows:

	Fiscal Year		
	2012	2011	2010
		(In thousands)	
New stores	$ 7,076	$ 7,108	$ 9,773
Store-related remodels	3,703	3,749	3,888
Distribution center	536	1,127	1,487
Computer hardware, software and other	1,586	1,006	480
Total	$ 12,901	$ 12,990	$ 15,628

Our capital expenditures included 14 new stores in fiscal 2012; 13 new stores in fiscal 2011; and 15 new stores in fiscal 2010. Capital expenditures in fiscal 2012, 2011 and 2010 also included amounts related to our computer system replacement program as well as enhanced security measures to support our infrastructure.

Financing Activities. Net cash used in financing activities for fiscal 2012 and 2010 was $24.2 million and $14.4 million, respectively, and net cash provided by financing activities for fiscal 2011 was $9.1 million. For fiscal 2012, we used cash provided from operating activities to pay down borrowings from our revolving credit facility, pay dividends, make capital lease payments and purchase treasury stock. For fiscal 2011, cash provided by financing activities primarily reflected increased borrowings under our revolving credit facility, partially offset by dividend payments and capital lease payments. Borrowings under our revolving credit facility for fiscal 2011 were largely used to fund merchandise inventory purchases. For fiscal 2010, we used cash provided from operating activities to pay down borrowings from our revolving credit facility, pay dividends and make capital lease payments.

As of December 30, 2012, we had revolving credit borrowings of $47.5 million and letter of credit commitments of $4.3 million outstanding. These balances compare to borrowings of $63.5 million and letter of credit commitments of $3.7 million outstanding as of January 1, 2012.

Our revolving credit facility balances have historically increased from the end of the first quarter to the end of the second quarter and from the end of the third quarter to the week of Thanksgiving. The historical increases in our revolving credit facility balances reflect the build-up of inventory in anticipation of our summer and winter selling seasons. Revolving credit facility balances typically fall from the week of Thanksgiving to the end of the fourth quarter, reflecting inventory sales during the holiday and winter selling season.

Quarterly dividend payments of $0.05 per share of outstanding common stock, for an annual rate of $0.20 per share, were paid in fiscal 2010. Quarterly cash dividends of $0.075 per share of outstanding common stock, for an annual rate of $0.30 per share, were paid in fiscal 2011 and 2012. In the first quarter of fiscal 2013, our Board of Directors declared a quarterly cash dividend of $0.10 per share of outstanding common stock, for an annual rate of $0.40 per share, which will be paid on March 22, 2013 to stockholders of record as of March 8, 2013.

Periodically, we repurchase our common stock in the open market pursuant to programs approved by our Board of Directors. Depending on business conditions, we may repurchase our common stock for a variety of reasons, including the current market price of our stock and to optimize our capital structure.

In May 2006, our Board of Directors authorized a share repurchase program for the purchase of $15.0 million of our common stock, pursuant to which we completed all authorized repurchases in November

2007. Near the completion of that program, our Board authorized an additional share repurchase program for the purchase of $20.0 million of our common stock. Under this second authorization, we may purchase shares from time to time in the open market or in privately negotiated transactions in compliance with the applicable rules and regulations of the Securities and Exchange Commission ("SEC"). However, the timing and amount of such purchases, if any, is at the discretion of management and depends upon market conditions and other considerations. Prior to fiscal 2009, we repurchased an aggregate of 1,369,085 shares of our common stock under the 2006 and 2007 programs for $20.8 million. In light of the economic climate, we did not repurchase any shares of our common stock under the current program during fiscal 2009 or fiscal 2010. In the fourth quarter of fiscal 2011, we resumed our share repurchase activity under the current program, repurchasing 109,550 shares of our common stock for $1.0 million in fiscal 2011 and 448,991 shares of our common stock for $3.6 million in fiscal 2012. Since the inception of our initial share repurchase program in May 2006 through December 30, 2012, we have repurchased a total of 1,927,626 shares under the two programs for $25.4 million, leaving a total of $9.6 million available for share repurchases under our current share repurchase program.

Credit Agreement. On October 18, 2010, we entered into a credit agreement (the "Credit Agreement") with Wells Fargo Bank, National Association ("Wells Fargo"), as administrative agent, and a syndicate of other lenders. Initial borrowings under the Credit Agreement on October 18, 2010 were used to, among other things, repay all of our outstanding indebtedness under our prior financing agreement, at which time the prior financing agreement was terminated. As further discussed below, the Credit Agreement was amended on October 31, 2011.

The Credit Agreement provides for a revolving credit facility (the "Credit Facility") with an aggregate committed availability of up to $140.0 million, which amount may be increased at our option up to a maximum of $165.0 million. We may also request additional increases in aggregate availability, up to a maximum of $200.0 million, in which case the existing lenders under the Credit Agreement will have the option to increase their commitments to accommodate the requested increase. If such existing lenders do not exercise that option, we may (with the consent of Wells Fargo, not to be unreasonably withheld) seek other lenders willing to provide such commitments. The Credit Facility includes a $50.0 million sublimit for issuances of letters of credit and a $20.0 million sublimit for swingline loans. All amounts outstanding under the Credit Facility were originally to mature and become due on October 18, 2014. On October 31, 2011, the Credit Agreement was amended to extend its maturity date to October 31, 2016 (see discussion below). As of December 30, 2012 and January 1, 2012, our total remaining borrowing availability under the Credit Agreement, after subtracting letters of credit, was $88.2 million and $72.8 million, respectively.

We may borrow under the Credit Facility from time to time, provided the amounts outstanding will not exceed the lesser of the then aggregate availability (as discussed above) and the Borrowing Base (such lesser amount being referred to as the "Loan Cap"). The "Borrowing Base" generally is comprised of the sum, at the time of calculation of (a) 90.00% of our eligible credit card accounts receivable; plus (b)(i) during the period of September 15 through December 15 of each year, the cost of our eligible inventory, net of inventory reserves, multiplied by 90.00% of the appraised net orderly liquidation value of eligible inventory (expressed as a percentage of the cost of eligible inventory); and (ii) at all other times, the cost of our eligible inventory, net of inventory reserves, multiplied by 85.00% of the appraised net orderly liquidation value of eligible inventory (expressed as a percentage of the cost of eligible inventory); plus (c) the lesser of (i) the cost of our eligible in-transit inventory, net of inventory reserves, multiplied by 85.00% of the appraised net orderly liquidation value of our eligible in-transit inventory (expressed as a percentage of the cost of eligible in-transit inventory), or (ii) $10.0 million, minus (d) certain reserves established by Wells Fargo in its role as the Administrative Agent in its reasonable discretion.

Generally, we may designate specific borrowings under the Credit Facility as either base rate loans or LIBO rate loans. In each case, prior to the amendment dated October 31, 2011 (see discussion below), the applicable interest rate was a function of the daily average, over the preceding fiscal quarter, of the excess of the Loan Cap over amounts outstanding under the Credit Facility (such amount being referred to as the "Average Daily Excess Availability"). Those loans designated as LIBO rate loans shall bear interest at a rate equal to the then applicable

LIBO rate plus an applicable margin as shown in the table below. Those loans designated as base rate loans shall bear interest at a rate equal to the applicable margin for base rate loans (as shown below) plus the highest of (a) the Federal funds rate, as in effect from time to time, plus one-half of one percent (0.50%), (b) the LIBO rate, as adjusted to account for statutory reserves, plus one percent (1.00%), or (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate." Prior to the amendment discussed below, the applicable margin for all loans was as set forth below as a function of Average Daily Excess Availability for the preceding fiscal quarter.

Level	Average Daily Excess Availability	LIBO Rate Applicable Margin	Base Rate Applicable Margin
I	Greater than 50% of the Loan Cap	2.00%	1.00%
II	Less than or equal to 50% of the Loan Cap	2.25%	1.25%

Obligations under the Credit Facility are secured by a general lien and perfected security interest in substantially all of our assets. Our Credit Agreement contains covenants that require us to maintain a fixed charge coverage ratio of not less than 1.0:1.0 in certain circumstances, and limit our ability to, among other things, incur liens, incur additional indebtedness, transfer or dispose of assets, change the nature of the business, guarantee obligations, pay dividends or make other distributions or repurchase stock, and make advances, loans or investments. We may declare or pay cash dividends or repurchase stock only if, among other things, no default or event of default then exists or would arise from such dividend or repurchase of stock and, after giving effect to such dividend or repurchase, certain availability and/or fixed charge coverage ratio requirements are satisfied. The Credit Agreement contains customary events of default, including, without limitation, failure to pay when due principal amounts with respect to the Credit Facility, failure to pay any interest or other amounts under the Credit Facility for five days after becoming due, failure to comply with certain agreements or covenants contained in the Credit Agreement, failure to satisfy certain judgments against us, failure to pay when due (or any other default which does or may lead to the acceleration of) certain other material indebtedness in principal amount in excess of $5.0 million, and certain insolvency and bankruptcy events.

On October 31, 2011, we entered into a First Amendment to Credit Agreement and amended certain provisions of our Credit Agreement. After the amendment, the applicable interest rate on our borrowings will be a function of the daily average, over the preceding fiscal quarter, of the excess of the Credit Facility over amounts borrowed (such amount being referred to as the "Average Daily Excess Availability"). Those loans designated as LIBO rate loans shall bear interest at a rate equal to the then applicable LIBO rate plus an applicable margin as shown in the table below. Those loans designated as base rate loans shall bear interest at a rate equal to the applicable margin for base rate loans (as shown below) plus the highest of (a) the Federal funds rate, as in effect from time to time, plus one-half of one percent (0.50%), (b) the LIBO rate, as adjusted to account for statutory reserves, plus one percent (1.00%), or (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate." The applicable margin for all loans will be as set forth below as a function of Average Daily Excess Availability for the preceding fiscal quarter.

Level	Average Daily Excess Availability	LIBO Rate Applicable Margin	Base Rate Applicable Margin
I	Greater than or equal to $70,000,000	1.50%	0.50%
II	Greater than or equal to $40,000,000	1.75%	0.75%
III	Less than $40,000,000	2.00%	1.00%

The amendment reduced the commitment fee assessed on the unused portion of the Credit Facility to 0.375% per annum. The amendment also extended the maturity date of the Credit Agreement from October 18, 2014 to October 31, 2016 and modified the provisions for restricting certain payments and investments.

The following table provides information about our revolving credit borrowings as of and for the periods indicated:

	Fiscal Year	
	2012	**2011**
	(Dollars in thousands)	
Fiscal year-end balance	$47,461	$ 63,476
Average interest rate	2.18%	2.53%
Maximum outstanding during the year	$86,619	$106,095
Average outstanding during the year	$66,190	$ 67,489

Future Capital Requirements. We had cash and cash equivalents on hand of $7.6 million at December 30, 2012. We expect capital expenditures for fiscal 2013, excluding non-cash acquisitions, to range from approximately $18.0 million to $22.0 million, primarily to fund the opening of new stores, store-related remodeling, distribution center equipment and computer hardware and software purchases. For fiscal 2013, we expect to open approximately 15 to 20 new stores, including three relocations, and to close approximately three relocated stores.

Quarterly dividend payments of $0.05 per share of outstanding common stock, for an annual rate of $0.20 per share, were paid in fiscal 2010. In the first quarter of fiscal 2011, our Board of Directors increased our quarterly cash dividend to $0.075 per share of outstanding common stock, for an annual rate of $0.30 per share, which was paid in fiscal 2011 and 2012. In the first quarter of fiscal 2013, our Board of Directors declared a quarterly cash dividend of $0.10 per share of outstanding common stock, for an annual rate of $0.40 per share, which will be paid on March 22, 2013 to stockholders of record as of March 8, 2013.

As of December 30, 2012, a total of $9.6 million remained available for share repurchases under our share repurchase program. We consider several factors in determining when and if we make share repurchases including, among other things, our alternative cash requirements, existing business conditions and the market price of our stock.

We believe we will be able to fund our cash requirements, for at least the next twelve months, from cash and cash equivalents on hand, operating cash flows and borrowings from our revolving credit facility. However, our ability to satisfy our cash requirements depends upon our future performance, which in turn is subject to general economic conditions and regional risks, and to financial, business and other factors affecting our operations, including factors beyond our control. There is no assurance that we will be able to generate sufficient cash flows or that we will be able to maintain our ability to borrow under our revolving credit facility.

If we are unable to generate sufficient cash flows from operations to meet our obligations and commitments, or if we are unable to maintain our ability to borrow sufficient amounts under our Credit Agreement, we will be required to refinance or restructure our indebtedness or raise additional debt or equity capital. Additionally, we may be required to sell material assets or operations, suspend or reduce dividend payments or delay or forego expansion opportunities. We might not be able to implement successful alternative strategies on satisfactory terms, if at all.

Off-Balance Sheet Arrangements and Contractual Obligations. Our material off-balance sheet arrangements are operating lease obligations and letters of credit. We excluded these items from the balance sheet in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A summary of our operating lease obligations and letter of credit commitments by fiscal year is included in the table below. Additional information regarding our operating leases is available in Item 2, *Properties* and Note 8, *Lease Commitments*, of the notes to consolidated financial statements included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Our future obligations and commitments as of December 30, 2012, include the following:

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Capital lease obligations	$ 4,874	$ 1,874	$ 2,367	$ 582	$ 51
Lease commitments:					
Operating lease commitments	299,050	67,097	108,690	61,256	62,007
Other occupancy costs	58,111	13,286	21,766	12,181	10,878
Other liabilities	11,839	3,262	3,373	1,908	3,296
Revolving credit facility	47,461	—	—	47,461	—
Letters of credit	4,330	4,330	—	—	—
Total	$ 425,665	$ 89,849	$ 136,196	$ 123,388	$ 76,232

Capital lease obligations, which include imputed interest, consist principally of leases for some of our distribution center delivery tractors, management information systems hardware and point-of-sale equipment for our stores. Payments for these lease obligations are provided by cash flows generated from operations or through borrowings from our revolving credit facility.

Operating lease commitments consist principally of leases for our retail store facilities, distribution center and corporate office. These leases frequently include options which permit us to extend the terms beyond the initial fixed lease term. With respect to most of those leases, we intend to renegotiate those leases as they expire.

Operating lease commitments also include a lease commitment for a building adjacent to our corporate office. The lease term for this property commenced in 2009 and the primary term expires on February 28, 2019. In accordance with terms of the lease agreement, we are committed to the construction of a new retail building on the premises before the primary term expires in 2019. We are not yet able to determine the ultimate amount of the construction commitment.

Other occupancy costs include estimated property maintenance fees and property taxes for our stores, distribution center and corporate headquarters.

Other liabilities consist principally of actuarially-determined reserve estimates related to self-insurance liabilities, a contractual obligation for the surviving spouse of Robert W. Miller, our co-founder, asset retirement obligations related to the removal and retirement of leasehold improvements for certain stores upon termination of their leases, and an obligation for remaining lease rental payments related to the closure of certain underperforming stores.

Periodic interest payments on the Credit Agreement are not included in the preceding table because interest expense is based on variable indices, and the balance of our Credit Agreement fluctuates daily depending on operating, investing and financing cash flows. Assuming no changes in our revolving credit facility debt or interest rates as of the fiscal 2012 year-end, our projected annual interest payments would be approximately $1.1 million.

Issued and outstanding letters of credit were $4.3 million at December 30, 2012, and were related primarily to securing insurance program liabilities.

In the ordinary course of business, we enter into arrangements with vendors to purchase merchandise in advance of expected delivery. Because most of these purchase orders do not contain any termination payments or other penalties if cancelled, they are not included as outstanding contractual obligations.

Critical Accounting Estimates

Our critical accounting estimates are included in our significant accounting policies as described in Note 2 of the consolidated financial statements included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K. Those consolidated financial statements were prepared in accordance with GAAP. Critical accounting estimates are those that we believe are most important to the portrayal of our financial condition and results of operations. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense. Our estimates are evaluated on an ongoing basis and drawn from historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. Actual results may differ from our estimates. Management believes that the following accounting estimates reflect the more significant judgments and estimates we use in preparing our consolidated financial statements.

Valuation of Merchandise Inventories, Net

Our merchandise inventories are made up of finished goods and are valued at the lower of cost or market using the weighted-average cost method that approximates the first-in, first-out ("FIFO") method. Average cost consists of the direct purchase price of merchandise inventory, net of vendor allowances and cash discounts, in-bound freight-related costs and allocated overhead costs associated with our distribution center.

We record valuation reserves on a quarterly basis for merchandise damage and defective returns, merchandise items with slow-moving or obsolescence exposure and merchandise that has a carrying value that exceeds market value. These reserves are estimates of a reduction in value to reflect inventory valuation at the lower of cost or market. Factors included in determining slow-moving or obsolescence reserve estimates include current and anticipated demand or customer preferences, merchandise aging, seasonal trends and decisions to discontinue certain products. Because of our merchandise mix, we have not historically experienced significant occurrences of obsolescence. Our inventory valuation reserves for merchandise returns, slow-moving or obsolescent merchandise and for lower of cost or market provisions totaled $3.1 million and $3.1 million as of December 30, 2012 and January 1, 2012, respectively, representing approximately 1% of our merchandise inventory for both periods.

Inventory shrinkage is accrued as a percentage of merchandise sales based on historical inventory shrinkage trends. We perform physical inventories at each of our stores at least once per year and cycle count inventories encompassing all inventory items at least once every quarter at our distribution center. The reserve for inventory shrinkage primarily represents an estimate for inventory shrinkage for each store since the last physical inventory date through the reporting date. Inventory shrinkage can be impacted by internal factors such as the level of investment in employee training and loss prevention and external factors such as the health of the overall economy, and shrink reserve estimates can vary from actual results. Our reserve for inventory shrinkage was $2.1 million and $2.0 million as of December 30, 2012 and January 1, 2012, respectively, representing approximately 1% of our merchandise inventory for both periods.

A 10% change in our inventory reserves estimate in total at December 30, 2012, would result in a change in reserves of approximately $0.5 million and a change in pre-tax earnings by the same amount. Our reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from our expectations. At this time, we do not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that we use to calculate our inventory reserves.

Valuation of Long-Lived Assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows ("asset group"), usually at the store level. Each store typically requires investments of approximately $0.4 million in long-lived assets to be held and used, subject to recoverability testing. The carrying amount of an asset group is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the asset group. If the asset group is determined not to be recoverable, then an impairment charge will be recognized in the amount by which the carrying amount of the asset group exceeds its fair value, determined using discounted cash flow valuation techniques, as defined in the impairment provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 360, *Property, Plant, and Equipment.*

We determine the sum of the undiscounted cash flows expected to result from the asset group by projecting future revenue, gross margin, operating expense and advertising expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning, and include assumptions about sales growth rates, gross margins, operating expense and advertising expense in relation to the current economic environment and our future expectations, competitive factors in our various markets and inflation. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance and economic conditions.

Our evaluation resulted in a pre-tax impairment charge of $0.2 million and $2.1 million recognized in fiscal 2012 and 2011, respectively, related to certain underperforming stores. No long-lived asset impairment charges were incurred during fiscal 2010.

A 10% change in the sum of our undiscounted cash flow estimates resulting from different assumptions used at December 30, 2012, would not result in a change in long-lived asset impairment charges for fiscal 2012.

Self-Insurance Liabilities

We maintain self-insurance programs for our estimated commercial general liability risk and, in certain states, our estimated workers' compensation liability risk. In addition, we have a self-insurance program for a portion of our employee medical benefits. Under these programs, we maintain insurance coverage for losses in excess of specified per-occurrence amounts. Estimated costs under the self-insured workers' compensation and medical benefits programs, including incurred but not reported claims, are recorded as expense based upon historical experience, trends of paid and incurred claims, and other actuarial assumptions. If actual claims trends under these programs, including the severity or frequency of claims, differ from our estimates, our financial results may be significantly impacted. Our estimated self-insurance liabilities are classified in our balance sheet as accrued expenses or other long-term liabilities based upon whether they are expected to be paid during or beyond our normal operating cycle of 12 months from the date of our consolidated financial statements. As of December 30, 2012 and January 1, 2012, our self-insurance liabilities totaled $10.4 million and $8.2 million, respectively.

A 10% change in our estimated self-insurance liabilities estimate as of December 30, 2012, would result in a change in our liability of approximately $1.0 million and a change in pre-tax earnings by the same amount.

Seasonality and Impact of Inflation

We experience seasonal fluctuations in our net sales and operating results. In the fourth fiscal quarter, which includes the holiday selling season, we normally experience higher inventory purchase volumes and increased expense for staffing and advertising. Seasonality influences our buying patterns which directly impacts our merchandise and accounts payable levels and cash flows. We purchase merchandise for seasonal activities in advance of a season. If we miscalculate the demand for our products generally or for our product mix during the fourth fiscal quarter, our net sales can decline, which can harm our financial performance. A shortfall from expected fourth fiscal quarter net sales can negatively impact our annual operating results, as occurred in fiscal 2011.

In fiscal 2011, and diminishing in fiscal 2012, we experienced increased inflation in the purchase cost, including transportation cost, of certain products. We are evolving our product mix to include more branded merchandise that we believe will give us added flexibility to adjust selling prices for purchase cost increases. If we are unable to adjust our selling prices for purchase cost increases then our merchandise margins will decline, which will adversely impact our operating results. Our lower merchandise margins for fiscal 2012 compared to the prior year partially reflected purchase cost increases.

Recently Issued Accounting Updates

See Note 2 to consolidated financial statements included in Item 8, *Financial Statements and Supplementary Data*, of this Annual Report on Form 10-K.

Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to, among other things, our financial condition, our results of operations, our growth strategy and the business of our company generally. In some cases, you can identify such statements by terminology such as "may", "could", "project", "estimate", "potential", "continue", "should", "expects", "plans", "anticipates", "believes", "intends" or other such terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, continued or worsening weakness in the consumer spending environment and the U.S. financial and credit markets, fluctuations in consumer holiday spending patterns, breach of data security or other unauthorized disclosure of sensitive personal or confidential information, the competitive environment in the sporting goods industry in general and in our specific market areas, inflation, product availability and growth opportunities, changes in the current market for (or regulation of) firearms, ammunition and certain related accessories, seasonal fluctuations, weather conditions, changes in cost of goods, operating expense fluctuations, litigation risks, disruption in product flow, changes in interest rates, credit availability, higher costs associated with sources of credit resulting from uncertainty in financial markets and economic conditions in general. Those and other risks and uncertainties are more fully described in Part I, Item 1A, *Risk Factors*, in this report. We caution that the risk factors set forth in this report are not exclusive. In addition, we conduct our business in a highly competitive and rapidly changing environment. Accordingly, new risk factors may arise. It is not possible for management to predict all such risk factors, nor to assess the impact of all such risk factors on our business or the extent to which any individual risk factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. We undertake no obligation to revise or update any forward-looking statement that may be made from time to time by us or on our behalf.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to risks resulting from interest rate fluctuations since interest on our borrowings under our Credit Facility is based on variable rates. We enter into borrowings under our Credit Facility principally for working capital, capital expenditures and general corporate purposes. We routinely evaluate the best use of our cash and cash equivalents on hand and manage financial statement exposure to interest rate fluctuations by managing our level of indebtedness and the interest base rate options on such indebtedness. We do not utilize derivative instruments and do not engage in foreign currency transactions or hedging activities to manage our interest rate risk. If the interest rate on our debt was to change 1.0% as compared to the rate at December 30, 2012, our interest expense would change approximately $0.5 million on an annual basis based on the outstanding balance of our borrowings under our Credit Facility at December 30, 2012.

Inflationary factors and changes in foreign currency rates can increase the purchase cost of our products. We are evolving our product mix to include more branded merchandise that we believe will give us added flexibility to adjust selling prices for purchase cost increases. If we are unable to adjust our selling prices for purchase cost increases then our merchandise margins will decline, which will adversely impact our operating results. All of our stores are located in the United States, and all imported merchandise is purchased in U.S. dollars.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and the supplementary financial information required by this Item and included in this Annual Report on Form 10-K are listed in the Index to consolidated financial statements beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures that are designed to provide reasonable assurance that information which is required to be timely disclosed is accumulated and communicated to our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), in a timely fashion. We conducted an evaluation, under the supervision and with the participation of our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 30, 2012. Based on such evaluation, our CEO and CFO have concluded that, as of December 30, 2012, our disclosure controls and procedures are effective, at a reasonable assurance level, in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act and are effective in ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and disposition of assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 30, 2012, based upon the *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that, as of December 30, 2012, we maintained effective internal control over financial reporting. The attestation report issued by Deloitte & Touche LLP, our independent registered public accounting firm, on our internal control over financial reporting is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Big 5 Sporting Goods Corporation
El Segundo, California

We have audited the internal control over financial reporting of Big 5 Sporting Goods Corporation and subsidiaries ("the Company") as of December 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Annual Report on Internal Control Over Financial Reporting.* Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 30, 2012 of the Company and our report dated February 27, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 27, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item has been omitted and will be incorporated herein by reference, when filed, to our Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 30, 2012.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item has been omitted and will be incorporated herein by reference, when filed, to our Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 30, 2012.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item has been omitted and will be incorporated herein by reference, when filed, to our Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 30, 2012.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item has been omitted and will be incorporated herein by reference, when filed, to our Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 30, 2012.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item has been omitted and will be incorporated herein by reference, when filed, to our Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 30, 2012.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) Financial Statements.

See Index to Consolidated Financial Statements on page F-1 hereof.

(2) Financial Statement Schedule.

See Index to Consolidated Financial Statements on page F-1 hereof.

(3) Exhibits.

See Index to Exhibits on page E-1 hereof immediately following the financial statements, which is hereby incorporated by reference into this Item 15. Certain exhibits are incorporated by reference from documents previously filed by the Company with the SEC as required by Item 601 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG 5 SPORTING GOODS CORPORATION,
a Delaware corporation

Date: February 27, 2013

By: /s/ Steven G. Miller
Steven G. Miller
Chairman of the Board of Directors, President, Chief Executive Officer and Director of the Company

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Steven G. Miller Steven G. Miller	Chairman of the Board of Directors, President, Chief Executive Officer and Director of the Company (Principal Executive Officer)	February 27, 2013
/s/ Barry D. Emerson Barry D. Emerson	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 27, 2013
/s/ Sandra N. Bane Sandra N. Bane	Director of the Company	February 27, 2013
/s/ G. Michael Brown G. Michael Brown	Director of the Company	February 27, 2013
/s/ Dominic P. DeMarco Dominic P. DeMarco	Director of the Company	February 27, 2013
/s/ Jennifer Holden Dunbar Jennifer Holden Dunbar	Director of the Company	February 27, 2013
/s/ David R. Jessick David R. Jessick	Director of the Company	February 27, 2013
/s/ Michael D. Miller Michael D. Miller	Director of the Company	February 27, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

BIG 5 SPORTING GOODS CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Index to Consolidated Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 30, 2012 and January 1, 2012	F-3
Consolidated Statements of Operations for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011	F-4
Consolidated Statements of Stockholders' Equity for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011	F-5
Consolidated Statements of Cash Flows for the fiscal years ended December 30, 2012, January 1, 2012 and January 2, 2011	F-6
Notes to Consolidated Financial Statements	F-7

Consolidated Financial Statement Schedule:	Schedule
Valuation and Qualifying Accounts as of December 30, 2012, January 1, 2012 and January 2, 2011	II

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Big 5 Sporting Goods Corporation
El Segundo, California

We have audited the accompanying consolidated balance sheets of Big 5 Sporting Goods Corporation and subsidiaries (the "Company") as of December 30, 2012 and January 1, 2012, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 30, 2012, January 1, 2012, and January 2, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Big 5 Sporting Goods Corporation and subsidiaries as of December 30, 2012 and January 1, 2012, and the results of their operations and their cash flows for the years ended December 30, 2012, January 1, 2012, and January 2, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 30, 2012, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Los Angeles, California
February 27, 2013

BIG 5 SPORTING GOODS CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	December 30, 2012	January 1, 2012
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,635	$ 4,900
Accounts receivable, net of allowances of $99 and $142, respectively	15,297	13,106
Merchandise inventories, net	270,350	264,278
Prepaid expenses	8,784	7,972
Deferred income taxes	9,905	8,410
Total current assets	311,971	298,666
Property and equipment, net	72,089	75,369
Deferred income taxes	14,795	13,236
Other assets, net of accumulated amortization of $637 and $383, respectively	3,372	2,360
Goodwill	4,433	4,433
Total assets	$ 406,660	$ 394,064
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 92,688	$ 77,593
Accrued expenses	67,553	62,547
Current portion of capital lease obligations	1,720	1,617
Total current liabilities	161,961	141,757
Deferred rent, less current portion	21,386	22,483
Capital lease obligations, less current portion	2,855	3,145
Long-term debt	47,461	63,476
Other long-term liabilities	8,577	6,613
Total liabilities	242,240	237,474
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, authorized 50,000,000 shares; issued 23,783,084 and 23,483,815 shares, respectively; outstanding 21,741,248 and 21,890,970 shares, respectively	238	235
Additional paid-in capital	102,658	99,665
Retained earnings	87,464	79,037
Less: Treasury stock, at cost; 2,041,836 and 1,592,845 shares, respectively	(25,940)	(22,347)
Total stockholders' equity	164,420	156,590
Total liabilities and stockholders' equity	$ 406,660	$ 394,064

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Net sales	$ 940,490	$ 902,134	$ 896,813
Cost of sales	637,721	610,531	599,101
Gross profit	302,769	291,603	297,712
Selling and administrative expense	276,797	272,436	263,488
Operating income	25,972	19,167	34,224
Interest expense	2,202	2,561	2,108
Income before income taxes	23,770	16,606	32,116
Income taxes	8,855	4,933	11,554
Net income	$ 14,915	$ 11,673	$ 20,562
Earnings per share:			
Basic	$ 0.70	$ 0.54	$ 0.95
Diluted	$ 0.69	$ 0.53	$ 0.94
Dividends per share	$ 0.30	$ 0.30	$ 0.20
Weighted-average shares of common stock outstanding:			
Basic	21,394	21,656	21,552
Diluted	21,616	21,869	21,890

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock, At Cost	Total
	Shares	Amount				
Balance at January 3, 2010	21,566,766	$ 230	$ 95,259	$ 57,738	$ (21,366)	$ 131,861
Net income	—	—	—	20,562	—	20,562
Dividends on common stock ($0.20 per share)	—	—	—	(4,351)	—	(4,351)
Issuance of nonvested share awards	172,000	2	(2)	—	—	—
Exercise of share option awards	104,175	1	756	—	—	757
Share-based compensation	—	—	1,727	—	—	1,727
Tax benefit from share-based awards activity	—	—	313	—	—	313
Forfeiture of nonvested share awards	(1,300)	—	—	—	—	—
Retirement of common stock for payment of withholding tax	(9,104)	—	(143)	—	—	(143)
Balance at January 2, 2011	21,832,537	233	97,910	73,949	(21,366)	150,726
Net income	—	—	—	11,673	—	11,673
Dividends on common stock ($0.30 per share)	—	—	—	(6,585)	—	(6,585)
Issuance of nonvested share awards	152,100	2	(2)	—	—	—
Exercise of share option awards	48,262	—	316	—	—	316
Share-based compensation	—	—	1,798	—	—	1,798
Tax deficiency from share-based awards activity	—	—	(74)	—	—	(74)
Forfeiture of nonvested share awards	(8,625)	—	—	—	—	—
Retirement of common stock for payment of withholding tax	(23,754)	—	(283)	—	—	(283)
Purchases of treasury stock	(109,550)	—	—	—	(981)	(981)
Balance at January 1, 2012	21,890,970	235	99,665	79,037	(22,347)	156,590
Net income	—	—	—	14,915	—	14,915
Dividends on common stock ($0.30 per share)	—	—	—	(6,488)	—	(6,488)
Issuance of nonvested share awards	145,100	1	(1)	—	—	—
Exercise of share option awards	200,680	2	1,489	—	—	1,491
Share-based compensation	—	—	1,736	—	—	1,736
Tax benefit from share-based awards activity	—	—	51	—	—	51
Forfeiture of nonvested share awards	(10,500)	—	—	—	—	—
Retirement of common stock for payment of withholding tax	(36,011)	—	(282)	—	—	(282)
Purchases of treasury stock	(448,991)	—	—	—	(3,593)	(3,593)
Balance at December 30, 2012	21,741,248	$ 238	$ 102,658	$ 87,464	$ (25,940)	$ 164,420

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Cash flows from operating activities:			
Net income	$ 14,915	$ 11,673	$ 20,562
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	18,895	18,544	18,627
Impairment of store assets	208	2,116	—
Share-based compensation	1,736	1,798	1,727
Excess tax benefit related to share-based awards	(222)	(90)	(327)
Amortization of debt issuance costs	254	314	135
Deferred income taxes	(3,054)	197	(2,793)
(Gain) loss on disposal of property and equipment	(8)	(250)	18
Changes in operating assets and liabilities:			
Accounts receivable, net	(2,441)	2,144	(1,602)
Merchandise inventories, net	(6,072)	(10,061)	(23,306)
Prepaid expenses and other assets	(2,078)	(432)	2,008
Accounts payable	12,853	(19,789)	10,070
Accrued expenses and other long-term liabilities	4,618	(3,946)	4,748
Net cash provided by operating activities	39,604	2,218	29,867
Cash flows from investing activities:			
Purchases of property and equipment	(12,901)	(12,990)	(15,628)
Proceeds from solar energy rebate	250	500	—
Proceeds from disposal of property and equipment	1	502	4
Net cash used in investing activities	(12,650)	(11,988)	(15,624)
Cash flows from financing activities:			
Principal borrowings under revolving credit facility	211,824	225,597	109,919
Principal payments under revolving credit facility	(227,839)	(210,434)	(61,606)
Net principal payments under previous revolving credit facility	—	—	(54,955)
Changes in book overdraft	2,172	3,681	(991)
Debt issuance costs	—	(304)	(1,305)
Principal payments under capital lease obligations	(1,815)	(2,102)	(2,065)
Proceeds from exercise of share option awards	1,491	316	757
Excess tax benefit related to share-based awards	222	90	327
Purchases of treasury stock	(3,518)	(981)	—
Tax withholding payments for share-based compensation	(282)	(283)	(143)
Dividends paid	(6,474)	(6,530)	(4,326)
Net cash (used in) provided by financing activities	(24,219)	9,050	(14,388)
Net increase (decrease) in cash and cash equivalents	2,735	(720)	(145)
Cash and cash equivalents at beginning of year	4,900	5,620	5,765
Cash and cash equivalents at end of year	$ 7,635	$ 4,900	$ 5,620
Supplemental disclosures of non-cash investing and financing activities:			
Property and equipment acquired under capital leases	$ 1,632	$ 3,551	$ 1,381
Property and equipment purchases accrued	$ 2,094	$ 776	$ 1,470
Solar energy rebate receivable	$ —	$ 250	$ —
Supplemental disclosures of cash flow information:			
Interest paid	$ 2,001	$ 2,182	$ 1,882
Income taxes paid	$ 9,767	$ 4,658	$ 15,384

See accompanying notes to consolidated financial statements.

BIG 5 SPORTING GOODS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of Business

The accompanying consolidated financial statements as of December 30, 2012 and January 1, 2012 and for the years ended December 30, 2012 ("fiscal 2012"), January 1, 2012 ("fiscal 2011") and January 2, 2011 ("fiscal 2010"), represent the financial position, results of operations and cash flows of Big 5 Sporting Goods Corporation (the "Company") and its wholly owned subsidiary, Big 5 Corp. and Big 5 Corp.'s wholly owned subsidiary, Big 5 Services Corp. The Company operates as one reportable segment, as a sporting goods retailer under the "Big 5 Sporting Goods" name. The Company carries a full-line product offering, operating 414 stores at December 30, 2012 in California, Washington, Arizona, Oregon, Texas, New Mexico, Nevada, Utah, Idaho, Colorado, Oklahoma and Wyoming.

(2) Summary of Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of Big 5 Sporting Goods Corporation, Big 5 Corp. and Big 5 Services Corp. Intercompany balances and transactions have been eliminated in consolidation.

Reporting Period

The Company follows the concept of a 52-53 week fiscal year, which ends on the Sunday nearest December 31. Fiscal 2012, 2011 and 2010 each included 52 weeks.

Recently Issued Accounting Updates

In September 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-08, *Intangibles—Goodwill and Other.* ASU No. 2011-08 is intended to simplify goodwill impairment testing by adding a qualitative review step to assess whether the required quantitative impairment analysis that exists today is necessary. ASU No. 2011-08 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test. Otherwise, the two-step goodwill impairment test is not required. Additionally, an entity has the option to bypass the qualitative assessment in any period and proceed directly to performing the first step of the two-step goodwill impairment test. An entity may resume performing the qualitative assessment in any subsequent period. ASU No. 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU No. 2011-08 in fiscal 2012 did not have a material impact on the Company's consolidated financial statements.

Use of Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets, liabilities and stockholders' equity and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expense during the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Certain items subject to such estimates and assumptions include the carrying amount of merchandise inventories, property and equipment, and goodwill; valuation allowances for receivables, sales returns and deferred income tax assets; estimates related to gift card breakage and the valuation of share-based compensation awards; and obligations related to asset retirements, litigation, self-insurance liabilities and employee benefits. Actual results could differ significantly from these estimates under different assumptions and conditions.

Segment Reporting

The Company operates solely as a sporting goods retailer whose Chief Operating Decision Maker ("CODM") is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis, for purposes of allocating resources and evaluating financial performance. The Company's stores typically have similar square footage and offer essentially the same general product mix. The Company's core customer demographic remains similar chainwide, as does the Company's process for the procurement and marketing of its product mix. Furthermore, the Company distributes its product mix chainwide from a single distribution center. Given the consolidated level of review by the CODM, the Company operates as one reportable segment as defined by Accounting Standards Codification ("ASC") 280, *Segment Reporting*.

The approximate net sales attributable to hard goods, athletic and sport apparel, athletic and sport footwear and other for the periods presented are set forth as follows:

	Fiscal Year		
	2012	2011	2010
		(In thousands)	
Hard goods	$ 514,942	$ 491,493	$ 491,106
Athletic and sport apparel	152,648	145,209	143,994
Athletic and sport footwear	271,596	262,558	259,889
Other sales	1,304	2,874	1,824
Net sales	$ 940,490	$ 902,134	$ 896,813

Earnings Per Share

The Company calculates earnings per share in accordance with ASC 260, *Earnings Per Share*, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted-average shares of common stock outstanding, reduced by shares repurchased and held in treasury, during the period. Diluted earnings per share represents basic earnings per share adjusted to include the potentially dilutive effect of outstanding share option awards, nonvested share awards and nonvested share unit awards.

Revenue Recognition

The Company earns revenue by selling merchandise primarily through its retail stores. Revenue is recognized when merchandise is sold and delivered to the customer and is shown net of estimated returns during the relevant period. The allowance for sales returns is estimated based upon historical experience.

Cash received from the sale of gift cards is recorded as a liability, and revenue is recognized upon the redemption of the gift card or when it is determined that the likelihood of redemption is remote ("gift card breakage") and no liability to relevant jurisdictions exists. The Company determines the gift card breakage rate based upon historical redemption patterns and recognizes gift card breakage on a straight-line basis over the estimated gift card redemption period (20 quarters as of the end of fiscal 2012). The Company recognized approximately $0.4 million, $0.4 million and $0.4 million in gift card breakage revenue for fiscal 2012, 2011 and 2010, respectively.

The Company records sales tax collected from its customers on a net basis, and therefore excludes it from revenue as defined in ASC 605, *Revenue Recognition.*

Included in revenue are sales of returned merchandise to vendors specializing in the resale of defective or used products, which accounted for less than 1% of net sales in each of the periods reported.

Cost of Sales

Cost of sales includes the cost of merchandise, net of discounts or allowances earned, freight, inventory reserves, buying, distribution center costs and store occupancy costs. Store occupancy costs include rent, amortization of leasehold improvements, common area maintenance, property taxes and insurance.

Selling and Administrative Expense

Selling and administrative expense includes store-related expense, other than store occupancy costs, as well as advertising, depreciation and amortization, expense associated with operating the Company's corporate headquarters and impairment charges, if any.

Vendor Allowances

The Company receives allowances for co-operative advertising and volume purchase rebates earned through programs with certain vendors. The Company records a receivable for these allowances which are earned but not yet received when it is determined the amounts are probable and reasonably estimable, in accordance with ASC 605. Amounts relating to the purchase of merchandise are treated as a reduction of inventory cost and reduce cost of goods sold as the merchandise is sold. Amounts that represent a reimbursement of costs incurred, such as advertising, are recorded as a reduction in selling and administrative expense. The Company performs detailed analyses to determine the appropriate amount of vendor allowances to be applied as a reduction of merchandise cost and selling and administrative expense.

Advertising Costs

Advertising costs are expensed when the advertising first occurs. Advertising expense, net of co-operative advertising allowances, amounted to $45.9 million, $47.6 million and $44.9 million for fiscal 2012, 2011 and 2010, respectively. Advertising expense is included in selling and administrative expense in the accompanying consolidated statements of operations. The Company receives co-operative advertising allowances from product vendors in order to subsidize qualifying advertising and similar promotional expenditures made relating to vendors' products. These advertising allowances are recognized as a reduction to selling and administrative expense when the Company incurs the advertising cost eligible for the credit. Co-operative advertising allowances recognized as a reduction to selling and administrative expense amounted to $6.2 million, $6.2 million and $6.9 million for fiscal 2012, 2011 and 2010, respectively.

Share-Based Compensation

The Company accounts for its share-based compensation in accordance with ASC 718, *Compensation — Stock Compensation.* The Company recognizes compensation expense on a straight-line basis over the requisite service period using the fair-value method for share option awards, nonvested share awards and nonvested share unit awards granted with service-only conditions. See Note 15 to the consolidated financial statements for a further discussion on share-based compensation.

Pre-opening Costs

Pre-opening costs for new stores, which consist primarily of payroll and recruiting costs, training, marketing, rent, travel and supplies, are expensed as incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and all highly liquid instruments purchased with a maturity of three months or less at the date of purchase. Book overdrafts are recorded in accounts payable and accrued expenses.

Accounts Receivable

Accounts receivable consist primarily of third party purchasing card receivables, amounts due from inventory vendors for returned products or co-operative advertising, amounts due from lessors for tenant improvement allowances and insurance recovery receivables. Accounts receivable have not historically resulted in any material credit losses. An allowance for doubtful accounts is provided when accounts are determined to be uncollectible.

Valuation of Merchandise Inventories, Net

The Company's merchandise inventories are made up of finished goods and are valued at the lower of cost or market using the weighted-average cost method that approximates the first-in, first-out ("FIFO") method. Average cost includes the direct purchase price of merchandise inventory, net of certain vendor allowances and cash discounts, in-bound freight-related costs and allocated overhead costs associated with the Company's distribution center.

Management regularly reviews inventories and records valuation reserves for merchandise damage and defective returns, merchandise items with slow-moving or obsolescence exposure and merchandise that has a carrying value that exceeds market value. Because of its merchandise mix, the Company has not historically experienced significant occurrences of obsolescence.

Inventory shrinkage is accrued as a percentage of merchandise sales based on historical inventory shrinkage trends. The Company performs physical inventories of its stores at least once per year and cycle counts inventories at its distribution center throughout the year. The reserve for inventory shrinkage represents an estimate for inventory shrinkage for each store since the last physical inventory date through the reporting date.

These reserves are estimates, which could vary significantly, either favorably or unfavorably, from actual results if future economic conditions, consumer demand and competitive environments differ from expectations.

Prepaid Expenses

Prepaid expenses include the prepayment of various operating costs such as insurance, rent, property taxes, software maintenance and supplies, which are expensed when the operating cost is realized. Prepaid expenses also include the purchase of seasonal fish and game licenses from certain state and federal governmental agencies. The Company has a right to return these licenses if they are unsold. The prepaid expenses associated with seasonal fish and game licenses totaled $0.4 million and $0.5 million as of December 30, 2012 and January 1, 2012, respectively.

Property and Equipment, Net

Property and equipment are stated at cost and are being depreciated or amortized utilizing the straight-line method over the following estimated useful lives:

Buildings	20 years
Leasehold improvements	Shorter of estimated useful life or term of lease
Furniture and equipment	3 - 10 years

Maintenance and repairs are expensed as incurred.

Goodwill

Goodwill represents the excess of purchase price over fair value of net assets acquired. Under ASC 350, *Intangibles — Goodwill and Other*, goodwill is not amortized but evaluated for impairment annually or whenever events or changes in circumstances indicate that the value may not be recoverable.

The Company performed an annual impairment test as of the end of fiscal 2012, 2011 and 2010, and determined that goodwill was not impaired.

Valuation of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Long-lived assets are reviewed for recoverability at the lowest level in which there are identifiable cash flows ("asset group"), usually at the store level. Each store typically requires investments of approximately $0.4 million in long-lived assets to be held and used, subject to recoverability testing. The carrying amount of an asset group is not considered recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. If the asset group is determined not to be recoverable, then an impairment charge will be recognized in the amount by which the carrying amount of the asset group exceeds its fair value, determined using discounted cash flow valuation techniques, as defined in ASC 360, *Property, Plant, and Equipment*.

The Company determines the sum of the undiscounted cash flows expected to result from the asset group by projecting future revenue, gross margin, operating expense and advertising expense for each store under consideration for impairment. The estimates of future cash flows involve management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning, and include assumptions about sales growth rates, gross margins, operating expense and advertising expense in relation to the current economic environment and future expectations, competitive factors in various markets and inflation. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance and economic conditions.

In fiscal 2012 and 2011, the Company recognized pre-tax non-cash impairment charges of $0.2 million and $2.1 million, respectively, related to certain underperforming stores. These impairment charges are included in selling and administrative expense for fiscal 2012 and 2011 in the consolidated statements of operations. No long-lived asset impairment charges were incurred during fiscal 2010.

Leases and Deferred Rent

The Company accounts for its leases under the provisions of ASC 840, *Leases*.

The Company evaluates and classifies its leases as either operating or capital leases for financial reporting purposes. Operating lease commitments consist principally of leases for the Company's retail store facilities, distribution center and corporate office. Capital lease obligations consist principally of leases for some of the Company's distribution center delivery tractors, management information systems hardware and point-of-sale equipment for the Company's stores.

Certain of the leases for the Company's retail store facilities provide for payments based on future sales volumes at the leased location, which are not measurable at the inception of the lease. These contingent rents are expensed as they accrue.

Deferred rent represents the difference between rent paid and the amounts expensed for operating leases. Certain leases have scheduled rent increases, and certain leases include an initial period of free or reduced rent as an inducement to enter into the lease agreement ("rent holidays"). The Company recognizes rent expense for rent increases and rent holidays on a straight-line basis over the term of the underlying leases, without regard to when rent payments are made. The calculation of straight-line rent is based on the "reasonably assured" lease term as defined in ASC 840 and may exceed the initial non-cancelable lease term.

Landlord allowances for tenant improvements, or lease incentives, are recorded as deferred rent and amortized on a straight-line basis over the "reasonably assured" lease term as a component of rent expense.

Asset Retirement Obligations

The Company accounts for its asset retirement obligations ("ARO") in accordance with ASC 410, *Asset Retirement and Environmental Obligations*, which requires the recognition of a liability for the fair value of a legally required asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. The Company's ARO liabilities are associated with the disposal and retirement of leasehold improvements resulting from contractual obligations at the end of a lease to restore the facility back to a condition specified in the lease agreement.

The Company records the net present value of the ARO liability and also records a related capital asset in an equal amount for those leases that contractually obligate the Company with an asset retirement obligation. The estimate of the ARO liability is based on a number of assumptions including store closing costs, inflation rates and discount rates. Accretion expense related to the ARO liability is recognized as operating expense. The capitalized asset is depreciated on a straight-line basis over the useful life of the leasehold improvement. Upon ARO removal, any difference between the actual retirement costs incurred and the recorded estimated ARO liability is recognized as an operating gain or loss in the consolidated statements of operations. The ARO liability, which totaled $0.7 million and $0.6 million as of December 30, 2012 and January 1, 2012, respectively, is included in other long-term liabilities in the accompanying consolidated balance sheets.

Self-Insurance Liabilities

The Company maintains self-insurance programs for its commercial general liability risk and, in certain states, its estimated workers' compensation liability risk. The Company also has a self-funded insurance program for a portion of its employee medical benefits. Under these programs, the Company maintains insurance coverage for losses in excess of specified per-occurrence amounts. Estimated costs under the self-insured workers' compensation and medical benefits programs, including incurred but not reported claims, are recorded as expense based upon historical experience, trends of paid and incurred claims, and other actuarial assumptions. If actual claims trends under these programs, including the severity or frequency of claims, differ from the Company's estimates, its financial results may be significantly impacted. The Company's estimated self-insurance liabilities are classified on the balance sheet as accrued expenses or other long-term liabilities based upon whether they are expected to be paid during or beyond the normal operating cycle of 12 months from the date of the consolidated financial statements. Self-insurance liabilities totaled $10.4 million and $8.2 million as of December 30, 2012 and January 1, 2012, respectively, of which $4.0 million and $3.5 million were recorded as a component of accrued expenses as of December 30, 2012 and January 1, 2012, respectively, and $6.4 million and $4.7 million were recorded as a component of other long-term liabilities as of December 30, 2012 and January 1, 2012, respectively, in the accompanying consolidated balance sheets.

Income Taxes

Under the asset and liability method prescribed under ASC 740, *Income Taxes*, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is recorded if necessary to reduce net deferred tax assets to the amount more likely than not to be realized.

ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. ASC 740 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's practice is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. At December 30, 2012 and January 1, 2012, the Company had no accrued interest or penalties.

Concentration of Risk

The Company maintains its cash and cash equivalents accounts in financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company performs ongoing evaluations of these institutions to limit its concentration risk exposure.

The Company operates traditional sporting goods retail stores located principally in the western United States. Because of this, the Company is subject to regional risks, such as the economy, including downturns in the housing market, state financial conditions, unemployment and gas prices. Other regional risks include weather conditions, power outages, earthquakes and other natural disasters specific to the states in which the Company operates.

The Company relies on a single distribution center located in Riverside, California, which services all of its stores. Any natural disaster or other serious disruption to the distribution center due to fire, earthquake or any other cause could damage a significant portion of inventory and could materially impair the Company's ability to adequately stock its stores.

A substantial amount of the Company's inventory is manufactured abroad, and shipped through the Port of Los Angeles. From time to time, shipping ports experience capacity constraints, labor strikes, work stoppages or other disruptions that may delay the delivery of imported products. In addition, acts of terrorism could significantly disrupt operations at shipping ports or otherwise impact transportation of the Company's imported merchandise. Disruptions at the Port of Los Angeles, or other shipping ports, may result in delays in the transportation of such products to the Company's distribution center and may ultimately delay the Company's ability to adequately stock its stores.

The Company purchases merchandise from approximately 800 suppliers, and the Company's 20 largest suppliers accounted for 37.9% of total purchases in fiscal 2012. One vendor represented greater than 5% of total purchases, at 9.0%, in fiscal 2012. A significant portion of the Company's inventory is manufactured abroad in countries such as China, Taiwan and South Korea. If a disruption of trade were to occur from the countries in which the suppliers of the Company's vendors are located, the Company may be unable to obtain sufficient quantities of products to satisfy its requirements, or the cost of obtaining products may increase.

The Company could be exposed to credit risk in the event of nonperformance by any lender under its revolving credit facility. Currently, there continues to be uncertainty in the financial and capital markets. The uncertainty in the market brings additional potential risks to the Company, including higher costs of credit, potential lender defaults, and potential commercial bank failures. The Company has received no indication that any such events will negatively impact the lenders under its current revolving credit facility; however, the possibility does exist.

(3) Property and Equipment, Net

Property and equipment, net, consist of the following:

	December 30, 2012	January 1, 2012
	(In thousands)	
Furniture and equipment	$ 129,904	$ 128,861
Leasehold improvements	120,023	111,959
	249,927	240,820
Accumulated depreciation and amortization	(178,551)	(166,227)
	71,376	74,593
Assets not placed into service	713	776
Property and equipment, net	$ 72,089	$ 75,369

Depreciation expense associated with property and equipment, including assets leased under capital leases, was $10.1 million, $9.8 million and $9.8 million for fiscal 2012, 2011 and 2010, respectively. Amortization expense for leasehold improvements was $8.8 million, $8.8 million and $8.8 million for fiscal 2012, 2011 and 2010, respectively. The gross cost of equipment under capital leases, included above, was $10.1 million and $10.1 million as of December 30, 2012 and January 1, 2012, respectively. The accumulated amortization related to these capital leases was $4.5 million and $3.9 million as of December 30, 2012 and January 1, 2012, respectively.

(4) Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In fiscal 2012 and 2011, the Company recognized pre-tax non-cash impairment charges of $0.2 million and $2.1 million, respectively, related to certain underperforming stores. The weak sales performance, coupled with future undiscounted cash flow projections, indicated that the carrying value of these stores' assets exceeded their estimated fair values as determined by their future discounted cash flow projections. When projecting the stream of future cash flows associated with an individual store for purposes of determining long-lived asset recoverability, management makes assumptions, incorporating local market conditions, about key store variables including sales growth rates, gross margin, operating expense and advertising expense. If economic conditions in the markets in which the Company conducts business remain weak or further deteriorate, or if other negative market conditions develop, the Company may experience additional impairment charges in the future for underperforming stores. These impairment charges are included in selling and administrative expense for fiscal 2012 and 2011 in the consolidated statements of operations. No impairment charges were recognized in fiscal 2010.

(5) Store Closing Costs

The Company closed four underperforming stores in fiscal 2012, which will not be relocated. The store closing costs primarily consist of remaining lease rental payments related to non-cancelable leases that expire in fiscal 2014. The following table summarizes the activity of the Company's store closing reserves:

	Severance Costs	Lease Termination Costs	Other Associated Costs	Total
		(In thousands)		
Balance at January 1, 2012	$ —	$ —	$ —	$ —
Store closing costs	19	1,094	137	1,250
Payments	(19)	(276)	(137)	(432)
Balance at December 30, 2012	$ —	$ 818	$ —	$ 818

The Company recorded $1.2 million of expense related to the closure of these underperforming stores in fiscal 2012. This expense is reflected as part of selling and administrative expense in the accompanying consolidated statement of operations.

The current portion of accrued store closing costs is recorded in accrued expenses and the noncurrent portion is recorded in other long-term liabilities in the accompanying consolidated balance sheet.

(6) Fair Value Measurements

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate the fair values of these instruments due to their short-term nature. The carrying amount for borrowings under the revolving credit facility approximates fair value because of the variable market interest rate charged to the Company for these borrowings. The carrying values of certain assets subject to long-lived asset impairment are measured at fair value subsequent to their initial recognition.

During fiscal 2012, the Company's only significant assets or liabilities measured at fair value on a nonrecurring basis subsequent to their initial recognition were certain assets subject to long-lived asset impairment. As discussed in Note 4 to the consolidated financial statements, the Company estimated the fair values of these long-lived assets based on the Company's own judgments about the assumptions that market participants would use in pricing the asset and on observable market data, when available. The Company classified these fair value measurements as Level 3, in accordance with ASC 820, *Fair Value Measurement.* After the impairment charges, the carrying values of the remaining assets of these stores were not material.

(7) Accrued Expenses

The major components of accrued expenses are as follows:

	December 30, 2012	January 1, 2012
	(In thousands)	
Payroll and related expense	$ 21,383	$ 19,691
Sales tax	10,214	9,235
Occupancy costs	9,647	8,722
Advertising	6,036	7,685
Other	20,273	17,214
Accrued expenses	$ 67,553	$ 62,547

(8) Lease Commitments

The Company currently leases stores, distribution and headquarters facilities under non-cancelable operating leases. The Company's leases generally contain multiple renewal options for periods ranging from five to ten years and require the Company to pay all executory costs such as maintenance and insurance. Certain of the Company's store leases provide for the payment of contingent rent based on a percentage of sales.

Rent expense for operating leases consisted of the following:

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
		(In thousands)	
Rent expense	$ 60,181	$ 57,456	$ 55,732
Contingent rent	1,074	1,100	1,423
Total rent expense	$ 61,255	$ 58,556	$ 57,155

Rent expense includes sublease rent income of $0.3 million, $0.3 million and $0.3 million for fiscal 2012, 2011 and 2010, respectively.

Future minimum lease payments under non-cancelable leases, with lease terms in excess of one year, as of December 30, 2012 are as follows:

Year Ending:	Capital Leases	Operating Leases	Total
		(In thousands)	
2013	$ 1,874	$ 67,097	$ 68,971
2014	1,520	60,001	61,521
2015	847	48,689	49,536
2016	406	35,251	35,657
2017	176	26,005	26,181
Thereafter	51	62,007	62,058
Total minimum lease payments	4,874	$299,050	$303,924
Imputed interest	(299)		
Present value of minimum lease payments	$ 4,575		

In February 2008, the Company entered into a lease for a parcel of land with an existing building adjacent to its corporate headquarters location. The lease term commenced in 2009 and the primary term expires on February 28, 2019, which may be renewed for six successive periods of five years each. In accordance with terms of the lease agreement, the Company is committed to the construction of a new retail building on the premises before the primary term expires in 2019, regardless of whether or not any renewal options are exercised.

(9) Long-Term Debt

On October 18, 2010, the Company entered into a credit agreement (the "Credit Agreement") with Wells Fargo Bank, National Association ("Wells Fargo"), as administrative agent, and a syndicate of other lenders. Initial borrowings under the Credit Agreement were used to, among other things, repay all of the Company's outstanding indebtedness under its prior financing agreement, at which time the prior financing agreement was terminated. On October 31, 2011, the Company amended certain provisions of its Credit Agreement.

The Credit Agreement provides for a revolving credit facility (the "Credit Facility") with an aggregate committed availability of up to $140.0 million, which amount may be increased at the Company's option up to a maximum of $165.0 million. The Company may also request additional increases in aggregate availability, up to a maximum of $200.0 million, in which case the existing lenders under the Credit Agreement will have the option to increase their commitments to accommodate the requested increase. If such existing lenders do not exercise that option, the Company may (with the consent of Wells Fargo, not to be unreasonably withheld) seek other lenders willing to provide such commitments. The Credit Facility includes a $50.0 million sublimit for issuances of letters of credit and a $20.0 million sublimit for swingline loans.

Obligations under the Credit Facility are secured by a general lien and perfected security interest in substantially all of the Company's assets. The Credit Agreement contains covenants that require the Company to maintain a fixed charge coverage ratio of not less than 1.0:1.0 in certain circumstances, and limit the Company's ability to, among other things, incur liens, incur additional indebtedness, transfer or dispose of assets, change the nature of the business, guarantee obligations, pay dividends or make other distributions or repurchase stock, and make advances, loans or investments.

The applicable interest rate on the Company's borrowings will be a function of the daily average, over the preceding fiscal quarter, of the excess of the Credit Facility over amounts borrowed (such amount being referred to as the "Average Daily Excess Availability"). Those loans designated as LIBO rate loans shall bear interest at a rate equal to the then applicable LIBO rate plus an applicable margin as shown in the table below. Those loans designated as base rate loans shall bear interest at a rate equal to the applicable margin for base rate loans (as shown below) plus the highest of (a) the Federal funds rate, as in effect from time to time, plus one-half of one percent (0.50%), (b) the LIBO rate, as adjusted to account for statutory reserves, plus one percent (1.00%), or (c) the rate of interest in effect for such day as publicly announced from time to time by Wells Fargo as its "prime rate." The applicable margin for all loans will be as set forth below as a function of Average Daily Excess Availability for the preceding fiscal quarter.

Level	Average Daily Excess Availability	LIBO Rate Applicable Margin	Base Rate Applicable Margin
I	Greater than or equal to $70,000,000	1.50%	0.50%
II	Greater than or equal to $40,000,000	1.75%	0.75%
III	Less than $40,000,000	2.00%	1.00%

The amendment reduced the commitment fee assessed on the unused portion of the Credit Facility to 0.375% per annum. The amendment also extended the maturity date of the Credit Agreement from October 18, 2014 to October 31, 2016 and modified the provisions for restricting certain payments and investments.

At December 30, 2012 and January 1, 2012, the one-month LIBO rate was 0.3% and 0.4%, respectively, and the Wells Fargo Bank prime lending rate was 3.25% and 3.25%, respectively. The average interest rate on the Company's revolving credit borrowings during fiscal 2012 and 2011 was 2.18% and 2.53%, respectively. On December 30, 2012 and January 1, 2012, the Company had borrowings outstanding bearing interest at both LIBO and the prime lending rates as follows:

	December 30, 2012	January 1, 2012
	(In thousands)	
LIBO rate	$ 43,000	$ 50,000
Prime rate	4,461	13,476
Total borrowings	$ 47,461	$ 63,476

Total remaining borrowing availability, after subtracting letters of credit, was $88.2 million and $72.8 million as of December 30, 2012 and January 1, 2012, respectively.

Based on terms of the Credit Agreement, the Company has presented its cash flows related to borrowing and repayment activities under the revolving credit facility on a gross basis for fiscal 2012, 2011 and beginning October 18, 2010.

BIG 5 SPORTING GOODS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(continued)

(10) Income Taxes

Total income tax expense (benefit) consists of the following:

	Current	Deferred	Total
		(In thousands)	
Fiscal 2012:			
Federal	$ 10,119	$ (2,736)	$ 7,383
State	1,790	(318)	1,472
	$ 11,909	$ (3,054)	$ 8,855
Fiscal 2011:			
Federal	$ 3,250	$ 821	$ 4,071
State	1,486	(624)	862
	$ 4,736	$ 197	$ 4,933
Fiscal 2010:			
Federal	$ 11,747	$ (2,216)	$ 9,531
State	2,600	(577)	2,023
	$ 14,347	$ (2,793)	$ 11,554

The provision for income taxes differs from the amounts computed by applying the federal statutory tax rate of 35% to earnings before income taxes, as follows:

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
		(In thousands)	
Tax expense at statutory rate	$ 8,320	$ 5,812	$ 11,240
State taxes, net of federal benefit	1,088	765	1,485
Tax credits and other	(553)	(1,644)	(1,171)
	$ 8,855	$ 4,933	$ 11,554

Deferred tax assets and liabilities consist of the following tax-effected temporary differences:

	December 30, 2012	January 1, 2012
	(In thousands)	
Deferred tax assets:		
Deferred rent	$ 9,960	$ 10,297
Share-based compensation	3,696	3,787
Inventory	1,982	1,081
Other	11,512	10,854
Deferred tax assets	27,150	26,019
Deferred tax liabilities — basis difference in fixed assets	(2,450)	(4,373)
Net deferred tax assets	$ 24,700	$ 21,646

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections of future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced if estimates of future taxable income are reduced.

The Company files a consolidated federal income tax return and files tax returns in various state and local jurisdictions. The statutes of limitations for its consolidated federal income tax returns are open for fiscal years 2009 and after, and state and local income tax returns are open for fiscal years 2008 and after.

Effective January 2, 2013, The American Taxpayer Relief Act of 2012 was enacted, which contained provisions that retroactively reinstated the work opportunity tax credit ("WOTC") and the 15 year cost recovery life of qualified leasehold improvements from January 1, 2012 through December 31, 2013. As a result of this legislation, the Company expects to apply WOTC of approximately $0.3 million for amounts generated in 2012 to its fiscal 2013 first quarter tax provision, resulting in a reduction to its estimated effective tax rate for the 2013 first quarter of approximately 260 basis points, based on current estimates of the Company's 2013 pre-tax income. The Company also expects to increase the 2012 federal depreciation deduction in its fiscal 2013 first quarter tax provision by approximately $2.8 million, which would result in a balance sheet reclassification reducing deferred tax assets and income taxes payable by approximately $1.0 million.

At December 30, 2012 and January 1, 2012, the Company had no unrecognized tax benefits that, if recognized, would affect the Company's effective income tax rate over the next 12 months. The Company's policy is to recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. At December 30, 2012 and January 1, 2012, the Company had no accrued interest or penalties.

(11) Earnings Per Share

The Company calculates earnings per share in accordance with ASC 260, *Earnings Per Share*, which requires a dual presentation of basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted-average shares of common stock outstanding, reduced by shares repurchased and held in treasury, during the period. Diluted earnings per share represents basic earnings per share adjusted to include the potentially dilutive effect of outstanding share option awards, nonvested share awards and nonvested share unit awards.

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
	(In thousands, except per share data)		
Net income	$ 14,915	$ 11,673	$ 20,562
Weighted-average shares of common stock outstanding:			
Basic	21,394	21,656	21,552
Dilutive effect of common stock equivalents arising from share option, nonvested share and nonvested share unit awards	222	213	338
Diluted	21,616	21,869	21,890
Basic earnings per share	$ 0.70	$ 0.54	$ 0.95
Diluted earnings per share	$ 0.69	$ 0.53	$ 0.94

The computation of diluted earnings per share for fiscal 2012, 2011 and 2010 does not include share option awards in the amounts of 1,240,966, 1,043,480 and 892,499, respectively, that were outstanding and antidilutive (i.e., including such share option awards would result in higher earnings per share), since the exercise prices of these share option awards exceeded the average market price of the Company's common shares. Additionally, the computation of diluted earnings per share for fiscal 2011 and 2010 does not include nonvested share awards and nonvested share unit awards in the amounts of 118,312 and 183 shares, respectively, that were outstanding and antidilutive, since the grant date fair values of these nonvested share awards exceeded the average market price of the Company's common shares. No nonvested share awards and nonvested share unit awards were antidilutive for fiscal 2012.

In the fourth quarter of fiscal 2011, the Company resumed its share repurchase activity under its share repurchase program, repurchasing 109,550 shares of common stock for $1.0 million in fiscal 2011 and 448,991 shares of common stock for $3.6 million in fiscal 2012. The Company did not repurchase shares of common stock during fiscal 2010. Since the inception of the Company's initial share repurchase program in May 2006 through December 30, 2012, the Company has repurchased a total of 1,927,626 shares for $25.4 million, leaving a total of $9.6 million available for share repurchases under the current share repurchase program.

(12) Employee Benefit Plans

The Company has a 401(k) plan covering eligible employees. Employee contributions are supplemented by Company contributions subject to 401(k) plan terms. The Company recognized employer matching and profit-sharing contributions of $1.8 million, $1.7 million and $1.9 million for fiscal 2012, 2011 and 2010, respectively.

(13) Related Party Transactions

G. Michael Brown is a director of the Company and a partner of the law firm of Musick, Peeler & Garrett LLP. From time to time, the Company retains Musick, Peeler & Garrett LLP to handle various litigation matters. The Company received services from Musick, Peeler & Garrett LLP amounting to $1.0 million, $0.8 million and $0.6 million in fiscal 2012, 2011 and 2010, respectively. Amounts due to Musick, Peeler & Garrett LLP totaled $130,000 and $59,000 as of December 30, 2012 and January 1, 2012, respectively.

Prior to his death in fiscal 2008, the Company had an employment agreement with Robert W. Miller ("Mr. Miller"), co-founder of the Company and the father of Steven G. Miller, Chairman of the Board, President, Chief Executive Officer and a director of the Company, and Michael D. Miller, a director of the Company. The employment agreement provided for Mr. Miller to receive an annual base salary of $350,000. The employment agreement further provided that, following his death, the Company will pay his surviving wife $350,000 per year and provide her specified benefits for the remainder of her life. During fiscal 2012, 2011 and 2010, the Company made a payment of $350,000 to Mr. Miller's wife. The Company recognized expense of $0.3 million, $0.3 million and $0.3 million in fiscal 2012, 2011 and 2010, respectively, to provide for a liability for the future obligations under this agreement. Based upon actuarial valuation estimates related to this agreement, the Company recorded a liability of $1.6 million and $1.7 million as of December 30, 2012 and January 1, 2012, respectively. The short-term portion of this liability is recorded in accrued expenses and the long-term portion is recorded in other long-term liabilities.

(14) Commitments and Contingencies

The Company was served on the following dates with the following nine complaints, each of which was brought as a purported class action on behalf of persons who made purchases at the Company's stores in California using credit cards and were requested or required to provide personal identification information at the time of the transaction: (1) on February 22, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Maria Eugenia Saenz Valiente v. Big 5 Sporting Goods Corporation*, et al., Case No. BC455049; (2) on February 22, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Scott Mossler v. Big 5 Sporting Goods Corporation*, et al., Case No. BC455477; (3) on February 28, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Yelena Matatova v. Big 5 Sporting Goods Corporation*, et al., Case No. BC455459; (4) on March 8, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Neal T. Wiener v. Big 5 Sporting Goods Corporation*, et al., Case No. BC456300; (5) on March 22, 2011, a complaint filed in the California Superior Court in the County of San Francisco, entitled *Donna Motta v. Big 5 Sporting Goods Corporation*, et al., Case No. CGC-11-509228; (6) on March 30, 2011, a complaint filed in the California Superior Court in the County of Alameda, entitled *Steve Holmes v. Big 5 Sporting Goods Corporation*, et al., Case No. RG11563123; (7) on March 30, 2011, a complaint filed in the California Superior Court in the County of San Francisco, entitled *Robin Nelson v. Big 5 Sporting Goods Corporation*, et al., Case No. CGC-11-508829; (8) on April 8, 2011, a complaint filed in the California Superior Court in the County of San Joaquin, entitled *Pamela B. Smith v. Big 5 Sporting Goods Corporation*, et al., Case No. 39-2011-00261014-CU-BT-STK; and (9) on May 31, 2011, a complaint filed in the California Superior Court in the County of Los Angeles, entitled *Deena Gabriel v. Big 5 Sporting Goods Corporation*, et al., Case No. BC462213. On June 16, 2011, the Judicial Council of California issued an Order Assigning Coordination Trial Judge designating the California Superior Court in the County of Los Angeles as having jurisdiction to coordinate and to hear all nine of the cases as Case No. JCCP4667. On October 21, 2011, the plaintiffs collectively filed a Consolidated Amended Complaint, alleging violations of the California Civil Code, negligence, invasion of privacy and unlawful intrusion. The plaintiffs allege, among other things, that customers making purchases with credit cards at the Company's stores in California were improperly requested to provide their zip code at the time of such purchases. The plaintiffs seek, on behalf of the class members, the following: statutory penalties; attorneys' fees; costs; restitution of property; disgorgement of profits; and injunctive relief. On February 6, 2013 and February 19, 2013, the Company and plaintiffs engaged in Mandatory Settlement Conferences conducted by the court in an effort to negotiate a settlement of this litigation. In connection therewith, the Company received from the plaintiffs an offer to settle this litigation, which the Company is currently considering. Based on the terms of the settlement offer, the Company currently believes that a settlement of this litigation will not have a material negative impact on the Company's results of operations or financial condition. However, if the plaintiffs and the Company are unable to negotiate a settlement, the Company intends to defend this litigation vigorously. If this litigation were to be resolved unfavorably to the Company, such litigation and the costs of defending it could have a material negative impact on the Company's results of operations or financial condition.

The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company's results of operations or financial condition.

(15) Share-Based Compensation Plans

2002 Stock Incentive Plan

In June 2002, the Company adopted the 2002 Stock Incentive Plan ("2002 Plan"). The 2002 Plan provided for the grant of incentive share option awards and non-qualified share option awards to the Company's employees, directors and specified consultants. Share option awards granted under the 2002 Plan generally vested and became exercisable at the rate of 25% per year with a maximum life of ten years. Upon exercise of granted share option awards, shares are expected to be issued from new shares previously registered for the 2002 Plan. The 2002 Plan was terminated in connection with the approval of the 2007 Equity and Performance Incentive Plan, as described below. Consequently, at December 30, 2012, no shares remained available for future grant and 843,650 share option awards remained outstanding under the 2002 Plan, subject to adjustment to reflect any changes in the outstanding common stock of the Company by reason of any reorganization, recapitalization, reclassification, stock combination, stock dividend, stock split, reverse stock split, spin off or other similar transaction.

2007 Equity and Performance Incentive Plan

In June 2007, the Company adopted the 2007 Equity and Performance Incentive Plan ("2007 Plan") and cancelled the 2002 Plan. The aggregate amount of shares authorized for issuance under the 2007 Plan is 2,399,250 shares of common stock of the Company, plus any shares subject to awards granted under the 2002 Plan which are forfeited, expire or are cancelled after April 24, 2007 (the effective date of the 2007 Plan). This amount represents the amount of shares that remained available for grant under the 2002 Plan as of April 24, 2007. Awards under the 2007 Plan may consist of share option awards (both incentive share option awards and non-qualified share option awards), stock appreciation rights, nonvested share awards, other stock unit awards, performance awards, or dividend equivalents. Any shares that are subject to awards of options or stock appreciation rights shall be counted against this limit as one share for every one share granted, regardless of the number of shares actually delivered pursuant to the awards. Any shares that are subject to awards other than share option awards or stock appreciation rights (including shares delivered on the settlement of dividend equivalents) shall be counted against this limit as 2.5 shares for every one share granted. The aggregate number of shares available under the 2007 Plan and the number of shares subject to outstanding share option awards will be increased or decreased to reflect any changes in the outstanding common stock of the Company by reason of any recapitalization, spin-off, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction. Share option awards granted under the 2007 Plan generally vest and become exercisable at the rate of 25% per year with a maximum life of ten years. Share option awards, nonvested share awards and nonvested share unit awards provide for accelerated vesting if there is a change in control. The exercise price of the share option awards is equal to the quoted market price of the Company's common stock on the date of grant. Upon the grant of nonvested share awards or the exercise of granted share option awards, shares are expected to be issued from new shares which were registered for the 2007 Plan.

Amendment and Restatement of 2007 Plan

On June 14, 2011, the Company's shareholders approved an amendment and restatement of the Company's 2007 Equity and Performance Incentive Plan (as so amended and restated, the "Amended 2007 Plan"). The Amended 2007 Plan did not result in any modifications to any of the Company's outstanding share-based payment awards. Generally, the amendment and restatement made the following revisions to the 2007 Plan that had been adopted as of April 24, 2007:

- the maximum number of shares of the Company's common stock that may be issued or subject to awards under the Amended 2007 Plan was increased by 1,250,000 from the number authorized by the 2007 Plan;
- the term of the Amended 2007 Plan was extended through April 26, 2021 (i.e., by approximately four years from the scheduled expiration of the 2007 Plan);
- the continuation of the terms of Article X of the Amended 2007 Plan was approved for purposes of Section 162(m) of the Internal Revenue Code; and
- certain technical updates and enhancements were implemented, including an exception to certain vesting requirements for up to 10% of the shares authorized under the Amended 2007 Plan.

These principal features of the Amended 2007 Plan are not intended to be a complete discussion of all of the terms of the Amended 2007 Plan. A copy of the Amended 2007 Plan was filed in a Current Report on Form 8-K in the second quarter of fiscal 2011.

In fiscal 2012, the Company granted 145,100 nonvested share awards, 12,000 nonvested share unit awards and 15,000 share option awards to certain employees, as defined by ASC 718, *Compensation — Stock Compensation*, under the Amended 2007 Plan. At December 30, 2012, 1,407,315 shares remained available for future grant and 656,600 share option awards, 331,625 nonvested share awards and 18,750 nonvested share unit awards remained outstanding under the Amended 2007 Plan.

The Company accounts for its share-based compensation in accordance with ASC 718 and recognizes compensation expense on a straight-line basis over the requisite service period, net of estimated forfeitures, using the fair-value method for share option awards, nonvested share awards and nonvested share unit awards granted with service-only conditions. The estimated forfeiture rate considers historical employee turnover rates stratified into employee pools in comparison with an overall employee turnover rate, as well as expectations about the future. The Company periodically revises the estimated forfeiture rate in subsequent periods if actual forfeitures differ from those estimates. Compensation expense recorded under this method for fiscal 2012, 2011 and 2010 was $1.7 million, $1.8 million and $1.7 million, respectively, which reduced operating income and income before income taxes by the same amount. Compensation expense recognized in cost of sales was $0.1 million, $0.1 million and $0.1 million in fiscal 2012, 2011 and 2010, respectively, and compensation expense recognized in selling and administrative expense was $1.6 million, $1.7 million and $1.6 million in fiscal 2012, 2011 and 2010, respectively. The recognized tax benefit related to compensation expense for fiscal 2012, 2011 and 2010 was $0.6 million, $0.5 million and $0.6 million, respectively. Net income for fiscal 2012, 2011 and 2010 was reduced by $1.1 million, $1.3 million and $1.1 million, respectively, or $0.05, $0.06 and $0.05 per basic and diluted share, respectively.

Share Option Awards

The fair value of each share option award on the date of grant was estimated using the Black-Scholes method based on the following weighted-average assumptions:

	Year Ended		
	December 30, 2012	January 1, 2012	January 2, 2011
Risk-free interest rate	1.2%	2.0%	2.4%
Expected term	7.70 years	7.30 years	6.50 years
Expected volatility	53.0%	51.0%	55.2%
Expected dividend yield	4.7%	3.8%	1.5%

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option award; the expected term represents the weighted-average period of time that option awards granted are expected to be outstanding giving consideration to vesting schedules and historical participant exercise behavior; the expected volatility is based upon historical volatility of the Company's common stock; and the expected dividend yield is based upon the Company's current dividend rate and future expectations.

The weighted-average grant-date fair value of share option awards granted for fiscal 2012, 2011 and 2010 was $2.12 per share, $2.84 per share and $6.26 per share, respectively.

A summary of the status of the Company's share option awards is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2012	1,746,278	$ 14.25		
Granted	15,000	6.33		
Exercised	(200,680)	7.42		
Forfeited or Expired	(60,348)	15.23		
Outstanding at December 30, 2012	1,500,250	$ 15.05	3.98	$ 3,875,372
Exercisable at December 30, 2012	1,323,887	$ 16.26	3.58	$ 2,699,808
Vested and Expected to Vest at December 30, 2012	1,499,184	$ 15.05	3.97	$ 3,869,553

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based upon the Company's closing stock price of $12.57 as of December 30, 2012, which would have been received by the share option award holders had all share option award holders exercised their share option awards as of that date.

The total intrinsic value of share option awards exercised for fiscal 2012, 2011 and 2010 was approximately $1.0 million, $0.2 million and $0.9 million, respectively. The total cash received from employees as a result of employee share option award exercises for fiscal 2012, 2011 and 2010 was approximately $1.5 million, $0.3 million and $0.8 million, respectively. The actual tax benefit realized for the tax deduction from share option award exercises of share-based compensation awards in fiscal 2012, 2011 and 2010 totaled $0.4 million, $0.1 million and $0.3 million, respectively.

As of December 30, 2012, there was $0.2 million of total unrecognized compensation cost related to nonvested share option awards granted. That cost is expected to be recognized over a weighted-average period of 1.0 year.

Nonvested Share Awards and Nonvested Share Unit Awards

Nonvested share awards and nonvested share unit awards granted by the Company vest from the date of grant in four equal annual installments of 25% per year with a maximum life of ten years. Nonvested share awards are delivered to the recipient upon their vesting. With respect to nonvested share unit awards, vested shares will be delivered to the recipient on the tenth business day of January following the year in which the recipient's service to the Company is terminated. The total fair value of nonvested share awards which vested during fiscal 2012, 2011 and 2010 was $0.8 million, $0.8 million and $0.5 million, respectively.

The following table details the Company's nonvested share awards activity for fiscal 2012:

	Shares	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2012	304,700	$ 13.03
Granted	145,100	7.79
Vested	(107,675)	12.34
Forfeited	(10,500)	11.54
Balance at December 30, 2012	331,625	$ 11.01

The following table details the Company's nonvested share unit awards activity for fiscal 2012:

	Units	Weighted-Average Grant-Date Fair Value
Balance at January 1, 2012	9,000	$ 8.26
Granted	12,000	6.33
Vested	(2,250)	8.26
Forfeited	—	—
Balance at December 30, 2012	18,750	$ 7.02

The weighted-average grant-date fair value of nonvested share awards and nonvested share unit awards is the quoted market price of the Company's common stock on the date of grant, as shown in the tables above. The weighted-average grant-date fair value of nonvested share awards granted in fiscal 2012, 2011 and 2010 was $7.79, $11.84 and $15.52, respectively. The weighted-average grant-date fair value per share of the Company's nonvested share unit awards granted in fiscal 2012 and 2011 was $6.33 and $8.26, respectively. No nonvested share unit awards were granted in fiscal 2010.

As of December 30, 2012, there was $2.5 million and $0.1 million of total unrecognized compensation cost related to nonvested share awards and nonvested share unit awards, respectively. That cost is expected to be recognized over a weighted-average period of approximately 2.4 years and 3.1 years for nonvested share awards and nonvested share unit awards, respectively.

To satisfy employee minimum statutory tax withholding requirements for nonvested share awards that vest, the Company withholds and retires a portion of the vesting common shares, unless an employee elects to pay cash. In fiscal 2012, the Company withheld 36,011 common shares with a total value of $0.3 million. This amount is presented as a cash outflow from financing activities in the accompanying consolidated statements of cash flows.

(16) Selected Quarterly Financial Data (unaudited)

Fiscal 2012

	First Quarter	Second Quarter[1][2]	Third Quarter[2]	Fourth Quarter[2]
	(In thousands, except per share data)			
Net sales	$ 218,496	$ 226,612	$ 251,774	$ 243,608
Gross profit	$ 67,428	$ 73,076	$ 83,873	$ 78,392
Net income	$ 156	$ 2,558	$ 8,169	$ 4,032
Basic earnings per share	$ 0.01	$ 0.12	$ 0.38	$ 0.19
Diluted earnings per share	$ 0.01	$ 0.12	$ 0.38	$ 0.19

Fiscal 2011

	First Quarter	Second Quarter[1]	Third Quarter	Fourth Quarter[1]
	(In thousands, except per share data)			
Net sales	$ 221,143	$ 219,588	$ 234,680	$ 226,723
Gross profit	$ 72,183	$ 71,742	$ 76,989	$ 70,689
Net income (loss)	$ 2,760	$ 3,105	$ 5,817	$ (9)
Basic earnings per share	$ 0.13	$ 0.14	$ 0.27	$ —
Diluted earnings per share	$ 0.13	$ 0.14	$ 0.27	$ —

(1) The Company recorded a pre-tax non-cash impairment charge in the second quarter of fiscal 2012 of $0.2 million related to certain underperforming stores. This impairment charge was included in selling and administrative expense, and reduced net income in the second quarter of fiscal 2012 by $0.1 million, or $0.01 per diluted share. The Company also recorded pre-tax non-cash impairment charges in the second quarter and fourth quarter of fiscal 2011 of $0.6 million and $1.5 million, respectively, related to certain underperforming stores. These impairment charges were included in selling and administrative expense, and reduced net income in the second quarter of fiscal 2011 by $0.4 million, or $0.02 per diluted share, and the fourth quarter of fiscal 2011 by $1.1 million, or $0.05 per diluted share.

(2) The Company recorded pre-tax charges related to store closing costs in the second, third and fourth quarters of fiscal 2012 of $0.7 million, $0.4 million and $0.1 million, respectively. These charges were included in selling and administrative expense, and reduced net income in the second, third and fourth quarters of fiscal 2012 by $0.5 million, $0.3 million and $48,000, respectively, or $0.02, $0.01 and $0.00 per diluted share, respectively.

(17) Subsequent Event

In the first quarter of fiscal 2013, the Company's Board of Directors declared a quarterly cash dividend of $0.10 per share of outstanding common stock, which will be paid on March 22, 2013 to stockholders of record as of March 8, 2013.

BIG 5 SPORTING GOODS CORPORATION
SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
December 30, 2012				
Allowance for doubtful receivables	$ 142	$ (35)[1]	$ (8)	$ 99
Allowance for sales returns	1,418	57	—	1,475
Inventory reserves	5,109	5,983	(5,941)	5,151
January 1, 2012				
Allowance for doubtful receivables	$ 201	$ (24)[2]	$ (35)	$ 142
Allowance for sales returns	1,488	(70)	—	1,418
Inventory reserves	4,607	6,047	(5,545)	5,109
January 2, 2011				
Allowance for doubtful receivables	$ 223	$ 22	$ (44)	$ 201
Allowance for sales returns	1,395	93	—	1,488
Inventory reserves	4,645	5,547	(5,585)	4,607

(1) In fiscal 2012, "Charged to Costs and Expenses" for allowance for doubtful receivables reflects the reversal of a prior provision of $50,000.

(2) In fiscal 2011, "Charged to Costs and Expenses" for allowance for doubtful receivables reflects the reversal of a prior provision of $50,000.

BIG 5 SPORTING GOODS CORPORATION
EXHIBIT INDEX

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of Big 5 Sporting Goods Corporation.(1)
3.2	Amended and Restated Bylaws.(1)
4.1	Specimen of Common Stock Certificate.(2)
10.1	2002 Stock Incentive Plan.(3)
10.2	Form of Amended and Restated Employment Agreement between Robert W. Miller and Big 5 Sporting Goods Corporation.(3)
10.3	Second Amended and Restated Employment Agreement, dated as of December 31, 2008, between Steven G. Miller and Big 5 Sporting Goods Corporation.(13)
10.4	Amended and Restated Indemnification Implementation Agreement between Big 5 Corp. (successor to United Merchandising Corp.) and Thrifty PayLess Holdings, Inc. dated as of April 20, 1994.(1)
10.5	Agreement and Release among Pacific Enterprises, Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Thrifty and Big 5 Corp. (successor to United Merchandising Corp.) dated as of March 11, 1994.(1)
10.6	Form of Indemnification Agreement.(1)
10.7	Form of Indemnification Letter Agreement.(2)
10.8	Credit Agreement, dated as of October 18, 2010, among Big 5 Corp., Big 5 Services Corp. and Big 5 Sporting Goods Corporation, Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent and Swingline Lender, the Lenders named therein, and Bank of America, N.A. as Documentation Agent.(5)
10.9	Security Agreement, dated as of October 18, 2010, among Big 5 Corp., Big 5 Services Corp. and Big 5 Sporting Goods Corporation and Wells Fargo Bank, National Association, as Collateral Agent.(5)
10.10	Guaranty, dated as of October 18, 2010, by Big 5 Sporting Goods Corporation in favor of Wells Fargo Bank, National Association, as Administrative Agent and Collateral Agent for the Lenders described therein.(5)
10.11	First Amendment to Credit Agreement, dated October 31, 2011 among Big 5 Corp., Big 5 Services Corp., Big 5 Sporting Goods Corporation, Wells Fargo Bank, National Association, as Administrative Agent, Collateral Agent and Swingline Lender, Bank of America, N.A., as Documentation Agent, and the Lenders, party thereto.(6)
10.12	Lease dated as of April 14, 2004 by and between Pannatoni Development Company, LLC and Big 5 Corp.(7)
10.13	Form of Big 5 Sporting Goods Corporation Stock Option Grant Notice and Stock Option Agreement for use with Steven G. Miller with the 2002 Stock Incentive Plan.(8)
10.14	Form of Big 5 Sporting Goods Corporation Stock Option Grant Notice and Stock Option Agreement for use with 2002 Stock Incentive Plan.(8)
10.15	Employment Offer Letter dated August 15, 2005 between Barry D. Emerson and Big 5 Corp.(9)
10.16	Severance Agreement dated as of August 9, 2006 between Barry D. Emerson and Big 5 Corp.(10)
10.17	Big 5 Sporting Goods Corporation 2007 Equity and Performance Incentive Plan (Amended and Restated as of April 26, 2011).(14)
10.18	Form of Big 5 Sporting Goods Corporation Stock Option Grant Notice and Stock Option Agreement for use with 2007 Equity and Performance Incentive Plan.(11)
10.19	Form of Big 5 Sporting Goods Corporation Restricted Stock Grant Notice and Restricted Stock Agreement for use with 2007 Equity and Performance Incentive Plan.(12)
10.20	Form of Big 5 Sporting Goods Corporation Restricted Stock Unit Agreement and Restricted Stock Unit Grant Notice approved for use with Amended and Restated 2007 Equity and Performance Incentive Plan.(14)

BIG 5 SPORTING GOODS CORPORATION
EXHIBIT INDEX
(continued)

10.21	Independent Contractor Services Agreement, dated July 7, 2011, by and between Thomas J. Schlauch and Big 5 Corp.[15]
10.22	General Release of Claims, dated July 7, 2011, by and between Thomas J. Schlauch and Big 5 Corp.[15]
14.1	Code of Business Conduct and Ethics.[4]
21.1	Subsidiaries of Big 5 Sporting Goods Corporation.[8]
23.1	Consent of Independent Registered Public Accounting Firm, Deloitte & Touche LLP.[16]
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.[16]
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.[16]
32.1	Section 1350 Certification of Chief Executive Officer.[16]
32.2	Section 1350 Certification of Chief Financial Officer.[16]
101.INS	XBRL Instance Document.[16]
101.SCH	XBRL Taxonomy Extension Schema Document.[16]
101.CAL	XBRL Taxonomy Calculation Linkbase Document.[16]
101.DEF	XBRL Taxonomy Definition Linkbase Document.[16]
101.LAB	XBRL Taxonomy Label Linkbase Document.[16]
101.PRE	XBRL Taxonomy Presentation Linkbase Document.[16]

Attached as Exhibits 101 to this report are the following financial statements from the Company's Annual Report on Form 10-K for the year ended December 30, 2012 formatted in XBRL ("eXtensible Business Reporting Language"): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows, and (v) related notes to these consolidated financial statements.

The XBRL related information in Exhibits 101 to this Annual Report on Form 10-K shall not be deemed "filed" or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, and is not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of those sections.

---

(1) Incorporated by reference to the Annual Report on Form 10-K filed by Big 5 Sporting Goods Corporation on March 31, 2003.

(2) Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 filed by Big 5 Sporting Goods Corporation on June 24, 2002.

(3) Incorporated by reference to Amendment No. 2 to the Registration Statement on Form S-1 filed by Big 5 Sporting Goods Corporation on June 5, 2002.

(4) Incorporated by reference to the Annual Report on Form 10-K filed by Big 5 Sporting Goods Corporation on March 12, 2004.

(5) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Big 5 Sporting Goods Corporation on November 3, 2010.

(6) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Big 5 Sporting Goods Corporation on November 3, 2011.

(7) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Big 5 Sporting Goods Corporation on August 6, 2004.

(8) Incorporated by reference to the Annual Report on Form 10-K filed by Big 5 Sporting Goods Corporation on September 6, 2005.

BIG 5 SPORTING GOODS CORPORATION
EXHIBIT INDEX
(continued)

(9) Incorporated by reference to the Annual Report on Form 10-K filed by Big 5 Sporting Goods Corporation on March 16, 2006.
(10) Incorporated by reference to the Quarterly Report on Form 10-Q filed by Big 5 Sporting Goods Corporation on August 11, 2006.
(11) Incorporated by reference to the Current Report on Form 8-K filed by Big 5 Sporting Goods Corporation on June 25, 2007.
(12) Incorporated by reference to the Annual Report on Form 10-K filed by Big 5 Sporting Goods Corporation on March 10, 2008.
(13) Incorporated by reference to the Current Report on Form 8-K filed by Big 5 Sporting Goods Corporation on January 6, 2009.
(14) Incorporated by reference to the Current Report on Form 8-K filed by Big 5 Sporting Goods Corporation on June 20, 2011.
(15) Incorporated by reference to the Current Report on Form 8-K filed by Big 5 Sporting Goods Corporation on July 13, 2011.
(16) Filed herewith.

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BOARD OF DIRECTORS

Steven G. Miller
Chairman

Sandra N. Bane
Director
(Retired. Former partner, KPMG LLP, independent auditing firm)

G. Michael Brown
Director
(Partner, Musick, Peeler & Garrett LLP, law firm)

Dominic P. DeMarco
Director
(Director, Co-Chief Investment Officer and Chief Compliance Officer, Stadium Capital Management, LLC, investment advisory firm)

Jennifer H. Dunbar
Director
(Principal, Co-Founder and Managing Director, Dunbar Partners, LLC, investment and advisory services; retired partner, Leonard Green & Partners, L.P., private equity firm)

Van B. Honeycutt
Director
(Retired. Former Chairman and Chief Executive Officer, Computer Sciences Corporation, provider of technology-enabled business solutions and services)

David R. Jessick
Director
(Retired. Former retail executive, Thrifty Payless, Inc., Fred Meyer, Inc. and Rite Aid Corporation)

Dr. Michael D. Miller
Director
(Mathematical consultant, The RAND Corporation, independent nonprofit research and analysis organization; mathematics instructor, University of California, Los Angeles)

EXECUTIVE OFFICERS

Steven G. Miller
Chairman, President and Chief Executive Officer

Richard A. Johnson
Executive Vice President

Boyd O. Clark
Senior Vice President, Buying

EXECUTIVE OFFICERS (CONT'D)

Barry D. Emerson
Senior Vice President, Chief Financial Officer and Treasurer

Jeffrey L. Fraley
Senior Vice President, Human Resources

Gary S. Meade
Senior Vice President, General Counsel and Secretary

Shane O. Starr
Senior Vice President, Operations

INDEPENDENT AUDITORS

Deloitte & Touche LLP
350 South Grand Avenue
Los Angeles, CA 90071

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 43070
Providence, RI 02940
Tel: 800.962.4284

SECURITIES LISTING

The common stock of Big 5 Sporting Goods Corporation is traded on the Nasdaq Stock Market under the symbol BGFV.

ANNUAL MEETING

Big 5 Sporting Goods Corporation's annual meeting of stockholders will be held on June 6, 2013, at 10:00 a.m. PDT at the Ayres Hotel, 14400 Hindry Avenue, Hawthorne, CA 90250.

INVESTOR RELATIONS

John Mills
ICR, Inc.
12121 Wilshire Boulevard, Suite 300
Los Angeles, CA 90025
Tel: 310.954.1105

CORPORATE HEADQUARTERS

2525 E. El Segundo Boulevard
El Segundo, CA 90245
Tel: 310.536.0611
www.big5sportinggoods.com